

Notice of 2026 Annual Meeting of Shareholders and Proxy Statement

May 19, 2026 | 11:00 AM EDT Virtual Meeting



MIDDLESEX
WATER COMPANY

Middlesex Water Company
485C Route 1 South Suite 400
Iselin, New Jersey 08830

Dear Valued Shareholders,



I am pleased to invite you to Middlesex Water Company's Annual Meeting of Shareholders which will be conducted virtually on Tuesday, May 19, 2026 at 11:00 a.m. EDT. Over the past two years, I have had the privilege to serve as your President and Chief Executive officer and since 2025, as Chair of the Board.

During this period, our leadership team has worked with purpose and discipline to position Middlesex Water for long term success with the development and implementation of our MWC2030 vision. Your engagement and continued support are essential to our success and we value the opportunity to share our progress with you. For 2025, our operating and financial performance remained strong, driven by disciplined execution of our strategic priorities within each of our five pillars: Employee Engagement, Operational Excellence, Customer Experience, Stakeholder Management and Selective and Sustainable Growth. These results underscore the strength of our strategy and our commitment to delivering long-term value to our shareholders.

FINANCIAL HIGHLIGHTS

Our 2025 financial performance reflects the strength of our strategy and the stability of our regulated business model. The Company delivered solid net income of $42.8 million and revenue of $194.7 million while continuing our long-standing commitment to shareholder returns, marked by 53 consecutive years of dividend increases. Diluted earnings per share remained resilient at $2.36, supported by disciplined cost management and prudent capital allocation. We also expanded our regulated footprint, welcoming approximately 3,000 new customers into our company, further strengthening our foundation for sustainable growth.

STRATEGIC INFRASTRUCTURE INVESTMENT

Strategic investment in infrastructure remains at the core of our value proposition. In 2025, the company invested $96.4 million to upgrade, replace and enhance the resiliency of its water and wastewater utility infrastructure. In addition, from 2026 through 2028, we plan to invest approximately $506 million in infrastructure investments, which includes approximately $255 million to install treatment for Perfluoroalkyl Substances at our Carl J. Olsen surface water treatment plant in Edison, New Jersey.

As we look ahead, I want to express my sincere gratitude for your continued confidence in Middlesex Water Company. Your trust enables us to fulfill our mission of delivering safe, reliable, and life-sustaining water and wastewater services to the communities we are privileged to serve. We remain steadfast in our commitment to disciplined execution, long-term value creation, and responsible stewardship—today and for generations to come.

Sincerely,

Nadine Leslie
Chair, President and Chief Executive Officer
April 6, 2026

Table of Contents

CONSERVING NATURAL RESOURCES THROUGH INTERNET AVAILABILITY OF PROXY MATERIALS

This year, we are again using the U.S. Securities and Exchange Commission's Notice and Access model ("Notice and Access") which allows delivery of proxy materials via the Internet as the primary means of furnishing proxy materials. We believe Notice and Access provides shareholders with a convenient method to access the proxy materials and vote, reduces the costs of printing and distributing proxy materials, and allows us to conserve natural resources in alignment with our role as an environmental steward.

On or about April 6, 2026, we will mail a Notice of Internet Availability ("NOIA") of Proxy Materials containing instructions on how to access our Proxy Statement and our 2025 Annual Report online and how to vote via the Internet. The NOIA also contains instructions on how to receive a paper copy of the proxy materials and our 2025 Annual Report to Shareholders.

YOUR VOTE IS IMPORTANT

We urge you to vote using telephone or internet voting, if available to you, or if you received these proxy materials by U.S. mail, by completing, signing, dating and returning the enclosed proxy card promptly. If voting by phone, please call the toll-free number found on your NOIA of Proxy Materials or on your proxy card. To vote via the Internet, please visit the website shown on your NOIA (www.proxyvote.com) before 11:59 p.m. on May 18, 2026 to transmit voting instructions. (Shareholders will need the 12-digit control number from the proxy card or NOIA to view proxy materials at www.proxyvote.com).

Shareholders of record may deliver their vote online during the virtual Annual Meeting by following directions on the Annual Meeting website. Beneficial owners of shares of common stock held in street name through a bank or brokerage account should follow the voting instructions enclosed with their proxy materials.

Notice of 2026 Annual Meeting of Shareholders
to be Held on May 19, 2026

Dear Shareholder:

You are cordially invited to participate in the Annual Meeting of Shareholders (the "Annual Meeting") of Middlesex Water Company ("Middlesex" or the "Company") which will be held on May 19, 2026 at 11:00 a.m. Eastern Daylight Time for the following purposes:

PROPOSAL 1	To elect one Class II director to serve for a period of two years and three Class III directors to our Board of Directors (the "Board") to serve for a period of three years and until their successors are elected and qualified. **Class III:** Joshua Bershad, M.D., James F. Cosgrove, Jr., Vaughn L. McKoy **Class II:** Robert Hoglund
PROPOSAL 2	To approve, by non-binding advisory vote, Named Executive Officers compensation, as described in the accompanying Proxy Statement under Executive Compensation.
PROPOSAL 3	To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

In addition, we will transact any other business properly presented at the meeting, including any adjournment or postponement by, or at, the direction of the Board.

This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully. You do not need to attend the Annual Meeting in order to vote. The Board recommends that you vote for Proposal 1, for Proposal 2 and for Proposal 3.

This year's Annual Meeting will be held exclusively via audiocast at www.virtualshareholdermeeting.com/MSEX2026.

We strongly encourage shareholders to vote, and to do so as promptly as possible. The deadline for voting by Internet or phone is before the Annual Meeting at 11:59 p.m. Eastern Daylight Time on Monday, May 18, 2026.

The Board has fixed the close of business on March 24, 2026 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Annual Meeting. Only shareholders of record as of the close of business on March 24, 2026, or their proxy holders, may vote at the Annual Meeting. Please note in the absence of specific instructions as to how to vote, brokers may not vote your shares on the election of Directors or the non-binding proposal regarding the compensation of our Named Executive Officers. This proxy statement is first being provided to our shareholders on or about April 6, 2026.

On behalf of the Board of Directors,

Jay Kooper

Jay L. Kooper
Vice President, General Counsel and Secretary
Iselin, New Jersey

April 6, 2026



MEETING DATE
May 19, 2026
11:00 a.m. EDT



RECORD DATE
March 24, 2026



LOCATION
Via Webcast
www.VirtualShareholder Meeting.com/MSEX2026



You may vote by internet in advance.

You are invited to participate in the Annual Meeting via live audiocast. Whether or not you expect to virtually attend the Annual Meeting, please vote on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote at www.virtualshareholdermeeting.com/MSEX2026 when you enter your 16-digit control number included with the Notice of Internet Availability or proxy card. Instructions on how to attend, participate in, and ask questions at, the Annual Meeting are posted at www.virtualshareholdermeeting.com/MSEX2026. You will be also able to vote your shares while attending the Annual Meeting by following the instructions on the website.

Important Notice Regarding the Availability of Proxy Materials For the Annual Meeting of Shareholders to Be Held on May 19, 2026

Proxy Statement Summary

This summary highlights information contained in further detail elsewhere in this Proxy Statement. It does not contain all of the information you should consider and you should read the entire Proxy Statement carefully before voting. For more complete information regarding the Company's 2025 performance, please also review the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

Annual Meeting of Shareholders

Date and Time:
Tuesday, May 19, 2026 at 11:00 a.m. EDT

Location: Via virtual webcast at
www.virtualshareholdermeeting.com/MSEX2026

Record Date: March 24, 2026

Mail Date: April 6, 2026

Transfer Agent: Broadridge Financial Services, Inc.

Stock Symbol: MSEX

Exchange: Nasdaq

State of Incorporation: New Jersey

Year of Incorporation: 1897

Corporate Website: www.middlesexwater.com

Shareholder Service Website:
www.shareholder.broadridge.com/middlesexwater

Matters to be Voted Upon

The following table summarizes the proposals to be voted upon at the Annual Meeting and the Board's voting recommendations with respect to each proposal:

PROPOSAL 1	Election of Directors	 Board vote recommendation **FOR** each director nominee **See Page 9**

DIRECTOR NOMINEES

 **Joshua Bershad, M.D., 52**
Director Since: 2020
Class III
Independent

 **James F. Cosgrove Jr., 62**
Director Since: 2010
Class III
Independent

 **Vaughn L. McKoy, 57**
Director Since: 2021
Class III
Independent

 **Robert Hoglund, 64**
Director Since: 2026
Class II
Independent

PROPOSAL 2	**Advisory Vote to Approve the Company's Named Executive Officers Compensation**	 Board vote recommendation **FOR** See Page 60

PROPOSAL 3	**Ratification of Appointment by the Audit Committee of the Independent Registered Public Accounting Firm**	 Board vote recommendation **FOR** See Page 62

General Information

1. What is the purpose of the Annual Meeting?

At the Annual Meeting, shareholders will consider and vote upon three proposals:

- Election of four (4) Directors.
- A non-binding advisory vote to approve Named Executive Officers compensation.
- Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026.

Shareholders may also vote upon such other matters as may properly come before the Annual Meeting or any adjournment thereof.

2. Why am I receiving these proxy materials?

The Company is furnishing you these proxy materials in connection with the solicitation of proxies on behalf of our Board for use at the Annual Meeting. This Proxy Statement includes information we are required to provide under U.S. Securities and Exchange Commission ("SEC") rules and is designed to assist you in voting your shares.

3. How can I get electronic access to the proxy materials?

The Notice of Internet Availability ("NOIA") of Proxy Materials provides you with instructions how to 1) view on the Internet our proxy materials for the Annual Meeting; and 2) instruct us to send proxy materials to you by U.S. mail. The proxy materials are available at www.proxyvote.com.

4. What is a proxy?

A proxy is your legal designation of another person to vote the shares you own. If you designate someone as your proxy or proxy holder in a written document, that document is called a proxy or a proxy card. Directors Kim C. Hanemann and Ann L. Noble have been designated as proxies or proxy holders for the Annual Meeting. Proxies properly executed and received by our Corporate Secretary prior to the Annual Meeting, and not revoked, will be voted in accordance with the terms thereof.

5. How are other proxy materials being furnished?

Under rules adopted by the SEC, we have chosen to furnish our proxy materials to our shareholders over the Internet and to provide a NOIA of Proxy Materials by U.S. mail, rather than mailing the printed proxy materials to all shareholders. As a result, the Company is able to reduce printing and postage costs, as well as minimize adverse impact on the environment. If you receive a NOIA, you will not receive a printed copy of the proxy materials in the mail unless you request them by following the instructions provided in the NOIA. Instead, the NOIA instructs you how to access and review all of the information contained in the Proxy Statement and Annual Report to Shareholders online. The NOIA also explains how you may submit your proxy over the Internet. If you would like to receive a printed copy of our proxy materials, you should follow the instructions in the NOIA. The Company shall pay the costs of solicitation of proxies.

6. Who is entitled to vote at the Annual Meeting?

Shareholders of record at the close of business on March 24, 2026, which we refer to as the Record Date, (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 18,581,513 shares of Company common stock issued and outstanding, each entitled to one vote. A complete list of shareholders entitled to vote at the Annual Meeting will be available for examination by any shareholder of record at our Principle Executive offices at 485C Route 1 South, Suite 400, Iselin, NJ 08830 for a period of 10 days prior to the Annual Meeting. The list will also be available for examination by any shareholder of record at the Annual Meeting.

7. What is the difference between holding shares as a shareholder of record and as a beneficial owner holding shares in "street name"?

You are a "shareholder of record" if, at the close of business on the Record Date, your shares were registered directly in your name with Broadridge Corporate Issuer Solutions, Inc. ("Broadridge"), our transfer agent. You are a beneficial owner if, at the close of business on the Record Date, your shares were held by a brokerage firm or other nominee and not directly in your name. Being a beneficial owner means that, like most of our shareholders, your shares are held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or nominee provides.

8. How will my shares be voted if I do not vote or if I have not provided instructions to my broker?

All shares that have been properly voted, by completing and submitting a proxy card whether by Internet, telephone or U.S. mail, and not revoked, will be voted at the Annual Meeting in accordance with your instructions. If you are a shareholder of record and you do not vote by proxy card, by telephone, via the Internet or in person at the Annual Meeting, your shares will not be voted at the Annual Meeting. If you sign your proxy card but do not give voting instructions, the shares represented by that proxy will be voted as recommended by the Board.

If any other matters are properly presented at the Annual Meeting for consideration and if you have voted your shares by Internet, telephone or U.S. mail, the persons named as proxies in the proxy card will have the discretion to vote on those registered matters for you.

If you are the beneficial owner and you do not direct your broker or nominee how to vote your shares, your broker or nominee may vote your shares on only those proposals for which it has discretion to vote.

Please note that under the rules of the Nasdaq Global Select Stock Market ("Nasdaq") your bank, broker or other nominee may not vote your shares with respect to matters considered non-routine (Proposals 1 and 2). Proposal 3, the ratification of our auditor, is a routine matter on which brokers and nominees can vote on behalf of their clients if clients do not furnish voting instructions.

9. How many votes must be present to hold the Meeting?

In order for the Annual Meeting to be conducted, a majority of the outstanding shares of common stock as of the record date must be present or represented by proxy at the Annual Meeting. This is referred to as a quorum.

10. What is the vote required for each proposal and what are my voting choices?

	Proposal	Vote Required	Broker Discretionary Vote Allowed
1	Election of four Directors	Plurality of votes cast	No
2	Non-Binding Proposal to Approve the Compensation of Our Named Executive Officers	Majority of the shares cast	No
3	Ratification of Appointment by the Audit Committee of the Independent Registered Public Accounting Firm	Majority of the shares cast	Yes

With respect to Proposal 1, the election of four Directors, you may vote FOR ALL, WITHHOLD ALL or FOR ALL EXCEPT and indicate any nominee for which you withhold authority to vote. Directors are elected by a plurality of votes cast by shareholders present in person or represented by proxy at the Annual Meeting, and entitled to vote on the election of Directors. With respect to Proposals 2 and 3, (or any other matter to be voted at the Annual Meeting), you may vote FOR, AGAINST or ABSTAIN. The approval of the non-binding advisory vote regarding the compensation of our Named Executive Officers (Proposal 2) requires that the votes cast in favor of the proposal exceed the number of votes cast against the proposal. The ratification of the appointment by the Audit Committee of PricewaterhouseCoopers LLP (Proposal 3) requires that the votes cast in favor of the ratification exceed the number of votes opposing the ratification.

11. How does the Board recommend I vote?

The Board of Directors recommends that you vote:

- **FOR** the election of the four Directors nominated by the Board and named in this Proxy Statement;

- **FOR** the approval, on a non-binding advisory basis, of the compensation of our Named Executive Officers; and

- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP, our independent registered public accounting firm, for the fiscal year ending December 31, 2026.

12. How are abstentions and broker non-votes counted?

For purposes of determining the votes cast with respect to any matter presented for consideration at the Annual Meeting, only those votes cast "for" or "against" are considered as shares voted with respect to such matter. As described above, where brokers do not have discretion to vote or did not exercise such discretion, the inability or failure to vote is referred to as a "broker non-vote." Proxies marked as abstaining, and any proxies returned by brokers as "non-votes" on behalf of shares held in street name because beneficial owners' discretion has been withheld as to one or more matters to be acted upon at the Annual Meeting, will be treated as present for purposes of determining whether a quorum is present at the Annual Meeting. Broker non-votes and withheld votes will not be included in the vote total for the proposal to elect the nominees for Director and will not affect the outcome of the vote for these proposals. In addition, under New Jersey corporation law, abstentions are not counted as votes cast on a proposal. Therefore, abstentions and broker non-votes will not count either in favor of or against the nonbinding advisory proposal regarding the approval of the compensation of our named Executives and the ratification of the appointment of PricewaterhouseCoopers LLP.

May I revoke my proxy or change my vote?

Yes. You may revoke a proxy you have given at any time before it is voted at the Annual Meeting by: (1) submitting to our Corporate Secretary a letter revoking the proxy, which the Secretary must receive prior to the Annual Meeting, or (2) voting at the virtual Annual Meeting. Attendance at the Annual Meeting will not by itself revoke a previously granted proxy, unless you specifically request it. You may change your proxy instructions for shares in "street name" by submitting new voting instructions to your broker or nominee.

13. Who will count the vote?

Votes will be counted by representatives of Broadridge who will tally the votes and certify the results.

14. Who can participate in the Annual Meeting?

All shareholders of record as of the close of business on March 24, 2026 can attend the Annual Meeting via webcast at www.virtualshareholdermeeting.com/MSEX2026.

15. Will there be a management presentation at the Annual Meeting?

Management will give a brief presentation during the meeting and shareholders will be invited to submit questions online.

16. When are shareholder proposals due for the 2027 Annual Meeting?

To be considered for inclusion on our Proxy Statement to be issued in 2027, shareholder proposals must be received at our Executive offices on or before December 11, 2026. In addition, shareholders who intend to solicit proxies in support of Director nominees other than the Company's nominees must comply with the requirements of SEC Rule 14a-19(b) and deliver any such proxy to our Executive offices on or before March 18, 2027. Shareholder proposals and proxies in support of director nominees should be directed to the Corporate Secretary of Middlesex Water Company, 485C Route 1 South, Suite 400, Iselin, New Jersey 08830-0452.

17. Where can I find the voting results of the Annual Meeting?

We will announce preliminary results at the Annual Meeting. We will issue final results in a press release and in a current report on Form 8-K which we will file with the SEC on or about May 24, 2026.

18. How can I participate in Householding of Annual Meeting Materials?

The SEC rules permit us, with your permission, to deliver a single paper Proxy Statement and Annual Report to any household at which two or more shareholders of record reside at the same address. Each shareholder will continue to receive a separate proxy card. This procedure, known as "householding" reduces the volume of duplicate information and reduces our expenses and environmental impact. Once given, a shareholder's consent will remain in effect unless and until it is revoked by notifying our Corporate Secretary as described above. If you revoke your consent, we will begin sending you individual copies of future mailings of these documents within 30 days after we receive your revocation notice. Shareholders of record who elect to participate in householding may also request a separate copy of future Proxy Statements and Annual Reports by contacting our Corporate Secretary in writing at Office of the Corporate Secretary, Middlesex Water Company, 485C Route 1 South, Suite 400, Iselin, New Jersey 08830-0452.

Separate Copies for Beneficial Owners

Institutions that hold shares in "Street Name" for two or more beneficial owners with the same address are permitted to deliver a single Proxy Statement and Annual Report to that address. Any such beneficial owner can request a separate paper copy of this Proxy Statement or the Annual Report on Form 10-K by contacting our Corporate Secretary as described above. Beneficial owners with the same address who receive more than one paper Proxy Statement and Annual Report on Form 10-K may request delivery of a single Proxy Statement and Annual Report on Form 10-K by contacting our Corporate Secretary as described above.

PROPOSAL 1

Election of Directors

The Board is elected by shareholders to oversee their interest in the overall success of our business. Board members are divided into three classes with staggered three-year terms. The Corporate Governance & Nominating Committee periodically reviews the efficacy of declassifying the Board. The Board continues to maintain that its present classification structure with three classes of Directors with as nearly equal number of members as practicable, provides for the most effective continuance of the knowledge and experience gained by members of the Board, and that maintaining the current Board classification structure serves the best interests of shareholders.

The present terms of Class III Directors expire at the 2026 Annual Meeting of Shareholders. Upon the recommendation of the Corporate Governance and Nominating Committee, the Board recommends **Joshua Bershad, M.D**., J**ames F. Cosgrove, Jr**., and **Vaughn L. McKoy** stand for re-election as Class III Directors and that **Robert Hoglund** stand for election as a Class II Director as he was appointed to the Board after the 2025 Annual Meeting of Shareholders. The Director nominees for election named above are willing to be duly elected and to serve. Directors shall be elected by a plurality of the votes cast at the Annual Meeting. If at the time of the election the nominees listed should be unable to serve, it is the intention of the persons designated as proxies to vote, in their discretion, for other nominees, unless the number of Directors is reduced. There were no nominee recommendations from shareholders or from any group of shareholders submitted in accordance with regulations of the SEC.


The board of directors unanimously recommends shareholders vote **FOR** the election of the four director nominees named above.

The Company has ten Directors on its Board. The following Table provides summary information about each Director nominee standing for initial election or re-election to the Board. Additional information for all of our Directors, including the nominees, may be found beginning on page 7.

Name	Age	Director Since	Independent	Committee Memberships				
				AC	CC	CGNC	PC	ER
Joshua Bershad, M.D. Executive Vice President, Physician Services of RWJBarnabas Health and Chief Medical Officer of Rutgers Athletics	52	2020	✓	○	●			
James F. Cosgrove, Jr. President of One Water Consulting, LLC	62	2010	✓		○		●	
Robert Hoglund Retired Senior Vice President & Chief Financial Officer of Consolidated Edison, Inc.	64	2026	✓	○				○
Vaughn L. McKoy Partner of the firm of Connell Foley, LLP	57	2021	✓			○	○	○

AC – Audit Committee
CC – Compensation Committee
CGNC – Corporate Governance & Nominating Committee
ER — Enterprise Risk Committee
PC – Pension Committee

AHPC – Ad Hoc Pricing Committee
● – Chair
○ – Member

Experience and Skills	Bershad	Cosgrove	Hoglund	McKoy
Executive Leadership, Management, and Governance	●	●	●	●
Leader of Significant Operations	●	●	●	●
Public Company Board and Corporate Governance Experience	●	●	●	●
Accounting and Auditing Expertise			●	
Industry Expertise, Regulatory and Specialized Knowledge in Public Utilities	●	●	●	●
Strategy and Policy Expertise	●	●	●	●
Public Service and Government Experience		●		
Legal Expertise and Law Practice Leadership				●

Nominees for the Board of Directors

We set forth information with respect to the business experience, qualifications and affiliations of our Director nominees below. No such director has any transactions, relationships or arrangements not disclosed under Item 404(a) (as required under Item 7(b) of Schedule 14A) that the Board considered under the applicable independence standard in determining that the director is independent. Nor are there any family relationships within the meaning of Item 401(d) between any director, executive officer, or person nominated or chosen by the registrant to become a director or executive officer,

Class III – (Term Expires in 2026)

Joshua Bershad, M.D.



Independent Director since 2020

Age: 52

Board Committees:
Audit, Compensation (Chair)

Experience and Qualifications:

Dr. Joshua Bershad is Executive Vice President, Physician Services of RWJBarnabas Health and Chief Medical Officer of Rutgers Athletics. In addition to his roles with RWJBarnabas Health and Rutgers Athletics, Dr. Bershad teaches in multiple capacities at Rutgers University, including as Clinical Assistant Professor of Medicine at Rutgers-Robert Wood Johnson Medical School, as Adjunct Clinical Professor at Rutgers-Ernest Mario School of Pharmacy, and as Visiting Lecturer at Rutgers Business School EMBA Program. Previously, he served in multiple senior executive roles within Robert Wood Johnson University Hospital & Health System, including Senior Vice President/ Chief Medical Officer and Chair of the Medical Executive Committee. He was the organizer and initial President of RWJ Physician Enterprise, a multispecialty physician group. Dr. Bershad is Chairman of the Board of Directors of Robert Wood Johnson Visiting Nurses. He also is a member of the Board of Trustees of the VNA Health Group.

Education:

Dr. Bershad attended both Rutgers Medical School and Rutgers Business School where he received his MD and MBA, respectively. He also holds a Bachelor's degree in Biology/Geology from the State University of New York (SUNY) Binghamton.

Class III – (Term Expires in 2026)

James F. Cosgrove, Jr.



Independent Director since 2010

Age: 62

Board Committees:
Compensation, Pension (Chair)

Experience and Qualifications:

James F. Cosgrove Jr. is the President of One Water Consulting, LLC, a company providing water resource solutions, strategic planning, and regulatory compliance support to public and private sector entities. Prior to his current position, he served as Vice President and Principal of Kleinfelder, a firm offering consulting in engineering design, environmental analysis, geotechnical engineering, construction management, and remediation to its water, transportation, energy, and other private infrastructure clients throughout the U.S., Canada and Australia. A Professional Engineer licensed in the State of New Jersey, Mr. Cosgrove has nearly 40 years' experience in the field of environmental engineering and science with extensive background in water quality monitoring/modeling and environmental impact analysis. Mr. Cosgrove formerly served as Principal and Founder of Omni Environmental LLC, an environmental consulting firm based in Princeton, NJ. Mr. Cosgrove's professional affiliations include the American Society of Civil Engineers, American Water Resources Association, American Water Works Association, National Society of Professional Engineers, and Water Environment Federation, among others. He serves on the Board of Directors of the Association of Environmental Authorities and is a member and past Chair of the New Jersey Clean Water Council.

Education:

Mr. Cosgrove received a Bachelor's degree of Science degree in Civil Engineering from Lafayette College and earned his Master of Engineering in Environmental and Water Resource Systems Engineering from Cornell University.

Class III – (Term Expires in 2026)

Vaughn L. McKoy



Independent Director since 2021

Age: 57

Board Committees:
Corporate Governance & Nominating, Enterprise Risk, Pension

Experience and Qualifications:

Vaughn L. McKoy Esq., is Partner with the firm of Connell Foley, LLP where he specializes in general and commercial litigation, regulatory matters, corporate governance, ethics and compliance and government affairs. His leadership experience includes over 25 years working with federal and state governments, non-profits, law firms and corporations. Mr. McKoy brings to the Middlesex Board over 12 years of experience in various legal and business positions of increasing responsibility at Public Service Enterprise Group (PSEG) New Jersey's largest utility company, where he completed his tenure as Managing Director and Vice-President. Mr. McKoy serves on the Board of Governors of Hackensack Meridian Medical School. He serves as Vice Chair of the Dfree Global Foundation and on the Corporate Advisory Council of the Boys and Girls Clubs of New Jersey. .

Education:

Mr. McKoy holds a Bachelor' degree of Science in administration of justice from Rutgers University. He earned a juris doctorate from Rutgers University's School of Law and a Master of Business Administration degree from New York University's Stern School of Business.

Class II – (Term Expires in 2028)

Robert Hoglund



Independent Director since 2026

Age: 64

Board Committees:
Audit, Enterprise Risk

Experience and Qualifications:

Robert Hoglund is a seasoned executive with over 35 years of experience in financial management and utilities. Before retiring, he served as the Senior Vice President and Chief Financial Officer of Consolidated Edison, Inc.. ("Con Edison"), where he oversaw Con Edison's accounting, tax, financial planning and analysis, strategic planning, treasury and enterprise risk management functions, and led Con Edison's mergers and acquisitions efforts. Previously, Mr. Hoglund served as the Head of the North American Power Coverage Group and Managing Director of the Mergers & Acquisitions Department at Citigroup, Inc., where he advised boards of directors on public utility company mergers, acquisitions, divestitures and restructurings. Mr. Hoglund is Chairman of the Board of Directors of the Chamber Music Society of Lincoln Center, a member of the Board of Directors of the Lincoln Center for the Performing Arts, Treasurer and Board member of the Citizens Budget Commission and the Finance Chair of the Orchestra of St. Lukes.

Education:

Mr. Hoglund holds a Bachelor's degree of Arts in English, a Juris Doctor degree and a Master of Business Administration from the University of Virginia.

Directors Not Standing for Election in 2026

We set forth information with respect to the business experience, qualifications and affiliations of our Directors not standing for election in 2026:

Class III – (Term Expires in 2026)

Walter G. Reinhard



Independent Director since 2002

Age: 80

Board Committees:
Corporate Governance & Nominating, Pension

Experience and Qualifications:

Walter G. Reinhard served as a partner of the law firm of Norris McLaughlin, P.A. prior to his retirement from the active practice of law and partnership in the firm on December 31, 2014. Mr. Reinhard had been with the firm since 1984 and practiced administrative, environmental and regulatory law involving public utilities. He brings over 40 years of legal experience to the Board including expertise in handling regulatory matters before the New Jersey Board of Public Utilities and the New Jersey Department of Environmental Protection. During his tenure at Norris McLaughlin, Mr. Reinhard's professional affiliations included the New Jersey State Bar Association and its Public Utility Law Section (Chair, 1988-89), the Water Utility Council of the American Water Works Association, New Jersey Chapter, and the New Jersey Chapter of the National Association of Water Companies. Mr. Reinhard serves as a Trustee of the Fanwood-Scotch Plains YMCA.

Education:

Mr. Reinhard received his Bachelor's degree of Arts from the University of Pennsylvania and his Juris Doctor Degree from Pennsylvania State University's Dickinson School of Law.

Class I – (Term Expires in 2027)

Kim C. Hanemann



Independent Director since 2016

Age: 62

Board Committees:
Compensation, Enterprise Risk (Chair)

Experience and Qualifications:

Kim C. Hanemann was named President and Chief Operating Officer of Public Service Electric & Gas Company (PSE&G) effective June 30, 2021. PSE&G is one of the largest combined electric and gas companies in the United States and is New Jersey's oldest and largest publicly owned utility. Previously she had been Senior Vice President and Chief Operating Officer, responsible for PSE&G's electric, gas and customer operations, as well as the Company's asset management and centralized services. She also oversaw the on-time, on-scope and on-budget execution of the company's large construction projects. Prior to being named Chief Operating Officer, Ms. Hanemann held numerous leadership positions in both electric and gas field operations and in utility support operations. Ms. Hanemann is a member of the Board of Directors of the New Jersey Chamber of Commerce and the New Jersey Utilities Association. She was previously a member of the Board of Trustees of Children's Specialized Hospital.

Education:

Ms. Hanemann earned her Bachelor's degree in mechanical engineering from Lehigh University and a Master of Business Administration from Rutgers Graduate School of Management.

Class I – (Term Expires in 2027)

Nadine Leslie



Director since 2024

Age: 63

Chair, Board of Directors

Experience and Qualifications:

Ms. Leslie is an accomplished leader with more than 25 years of domestic and international experience in the Water Industry. She was appointed President and CEO of Middlesex effective March 1, 2024. She previously served as Chief Executive Officer of SUEZ North America from 2019 to 2022. In this capacity, she was responsible for overseeing one of North America's leading environmental companies, with revenues over $1.1 billion, providing water and recycling and recovery services to 6.6 million people in the United States and Canada. The scope of her responsibilities included 15 regulated water utilities, 65 municipal contracts through innovative public-private partnerships and the long-term asset management contracts for water storage facilities, serving more than 4,000 municipal and industrial clients. Ms. Leslie has served on the Boards of Provident Financial Services, Inc. and Provident Bank since June 2021, the Board of Hackensack Meridian Health since July 2020, and the Board of Syensqo SA/NV until July 2025.

Education:

Ms. Leslie holds a Bachelor's degree of Science in civil engineering from the Faculte des Sciences in Haiti and completed an internship/scholarship program in urban planning at La Cambre University in Belgium.

Class I – (Term Expires in 2027)

Ann L. Noble



Independent Director since 2019

Age: 64

Board Committees:
Audit, Corporate Governance & Nominating (Chair)

Experience and Qualifications:

Ann L. Noble is a seasoned business executive with over 30 years of experience in healthcare and insurance. Before retiring, she worked as a Financial Consultant specializing in strategic planning, financial management, and contract negotiation. Previously, she was President and CEO of Qual-Lynx and Vice President of Workers' Compensation at QualCare, subsidiaries of Cigna Health and Life Insurance Company, where she led a regional claims services and managed care organization for 14 years. Earlier, Ms. Noble served as Vice President of Finance at Robert Wood Johnson University Hospital for a decade, during which she was also on the Board of Directors of QualCare. She spent eight years at Ernst & Young, progressing to Senior Manager in healthcare financial consulting after starting in audit. Since 2014, Ms. Noble has been on the Board of Directors of Manasquan Bank, currently chairing the Strategic Planning Committee. A founding member and Treasurer of the Val Skinner Foundation since 1999, she has helped raise over $10 million for breast cancer initiatives.

Education:

Ms. Noble graduated from Seton Hall University with a Bachelor's degree of Science in Accounting and obtained her license as a Certified Public Account in 1987.

Class II – (Term Expires in 2028)

Steven M. Klein



Independent Director since 2009

Age: 60

Board Committees:
Audit (Chair), Audit Committee Financial Expert, Corporate Governance & Nominating, Pension

Experience and Qualifications:

Steven M. Klein serves as Chairman and Chief Executive Officer of Northfield Bancorp, Inc. and its subsidiary, Northfield Bank, with overall management responsibility for these entities. Mr. Klein is also designated as a financial expert on the Audit Committee. Mr. Klein was named to the Board of Directors of Northfield Bancorp Inc. and Northfield Bank in August 2013. Mr. Klein's background includes serving as an audit partner with the international accounting and auditing firm KPMG LLP. He is a Certified Public Accountant in the State of New Jersey and member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. He is a board member of the Federal Home Loan Bank of New York, past Chair of the New Jersey Bankers Association and a Board Trustee of the Richmond University Medical Center

Education:

Mr. Klein earned a Bachelor's degree of Arts in Business Administration from Montclair State University.

Class II – (Term Expires in 2028)

Amy B. Mansue



Independent Director since 2010

Age: 61

Board Committees:
Lead Director, Compensation, Enterprise Risk

Experience and Qualifications:

Amy B. Mansue was named Lead Director in May 2025. Ms. Mansue has served as Chief Executive Officer of Inspira Health since August 2020. Previously she worked in the RWJBarnabas Health system for 17 years having served in a variety of roles including: Executive Vice President and Chief Experience Officer of RWJBarnabas Health, RWJBarnabas Health – President of the Southern Region, and President and Chief Executive Officer of Children's Specialized Hospital. Ms. Mansue's background includes serving as a staff member on healthcare policy for former New Jersey Governor Jim Florio, serving as a Deputy Commissioner in the New Jersey Department of Human Services and as Deputy Chief of Staff to former New Jersey Governor James McGreevey. She was President of HIP/NJ and Senior VP of Strategy for HIP/ NY. Ms. Mansue serves on the Boards of New Jersey Resources Corporation, the New Jersey Chamber of Commerce, the NJ Hospital Association, Rutgers University Board of Governors and the New Brunswick Development Corporation.

Education:

Ms. Mansue holds a Bachelor's degree in social welfare and a Master's degree in social work, planning and management from the University of Alabama.

Director Compensation and Equity Ownership Guidelines

Director Compensation

For 2025, the Company compensated each of the Board members who are not employed by the Company ("Outside Directors") as detailed below. Ms. Leslie, Chair, President, and Chief Executive Officer received no fee or common stock award for her services as a member of the Board or the Boards of the Company's subsidiaries.

Position	Annual Retainer
Outside Director	$ 105,000 [1]
Lead Director	$ 20,000
Chair of Audit Committee	$ 18,000
Chairs of Compensation Committee and Enterprise Risk Committee	$ 15,000
Chairs of Corporate Governance & Nominating Committee and Pension Committee	$ 12,000
Audit Committee Member	$ 6,000
Committee Members (other than Audit Committee)	$ 5,000

[1] The annual retainer of $105,000 consists of a cash compensation component of $60,000, and a common stock compensation component of $45,000.

Director Compensation Table

The following table details Director compensation for 2025.

Name	Fees earned or paid in cash ($)	Common Stock ($)	Total Compensation ($)
Joshua Bershad, M.D.	81,000	45,000	126,000
James F. Cosgrove Jr.	77,000	45,000	122,000
Dennis W. Doll*	30,000	45,000	75,000
Kim C. Hanemann	80,000	45,000	125,000
Steven M. Klein	88,000	45,000	133,000
Amy B. Mansue	81,667	45,000	126,667
Vaughn L. McKoy	75,000	45,000	120,000
Ann L. Noble	78,000	45,000	123,000
Walter G. Reinhard	78,333	45,000	123,333

* Mr. Doll served as the chair of the board of directors until May 20, 2025.

Director Equity Ownership and Board Attendance

Except as noted above with respect to Ms. Leslie, each Director received Company common stock valued at $45,000. The Board believes that all Directors should maintain a meaningful ownership stake in the Company to underscore the importance of aligning their long-term interests with those of our shareholders. Directors are required to hold common stock valued at least three times the amount of the annual retainer by the fifth anniversary of Board membership. All outside directors serving during 2025 met this requirement for 2025.

Each director is expected to prepare for, attend, and actively participate in all meetings of the Board and the committees on which he or she serves. Director attendance and engagement are regularly reviewed by the Board as part of its governance and effectiveness practices, and are considered essential to fulfilling the Board's oversight responsibilities to the Company and its shareholders.

100%	99%	10	100%
Director Attendance at 2025 Annual Meeting	Director Attendance at 2025 Board and Committee Meetings	Number of Board Meetings in 2025	Directors' Compliance with Equity Holding Requirements

Corporate Governance

Key Highlights

All Directors are independent, other than the Company Chair	Independent Lead Director	Board Committees are comprised entirely of independent directors
Commitment to corporate social responsibility and sustainability	Advisory vote on Named Executive Officers compensation is held on an annual basis	Prohibitions against hedging and borrowing against Company stock
Stock ownership requirements for Directors and Executive Officers	Compensation Committee oversees alignment of pay to performance	Transparent process for shareholder communications with the Board

Code of Ethics and Corporate Governance Guidelines

Management of the Company is under the general direction of the Board who are elected by the shareholders. The Company's business is managed under the direction of the Board in accordance with the New Jersey Business Corporation Act and our Certificate of Incorporation and By-laws. Members of the Board are kept apprised of our business through discussions with the President and Chief Executive Officer and other Company Officers, by reviewing briefing materials and other relevant information provided to them, and by participating in meetings of the Board and its Committees.

Code of Business Conduct

Our Company Code of Conduct (the "Code") includes guidelines of behavior for Board members as well as vendors and suppliers. All Directors and employees were required to review the Code and affirm, with their signature, that they read and understood the provisions of the Code. Employees receive ongoing education about the Code and are advised they have an ongoing obligation to consult with the General Counsel over any question or potential conflict of interest. In addition, the Company has an internal Ethics Hotline where Code violations may be reported by any employee or member of the general public without fear of retaliation.

The Company's Code, as well as the charters for the Audit, Compensation, Corporate Governance & Nominating, Enterprise Risk and Pension Committees, are available on our website www.MiddlesexWater.com under the heading Investors - (Governance). We also make this information available in print to any shareholder upon request. Requests should be addressed to Corporate Secretary, Middlesex Water Company, 485C Route 1 South, Suite 400, Iselin, New Jersey 08830-0452.

Board Structure and Composition

Board Leadership Structure

The Corporate Governance and Nominating Committee and the Board of Directors periodically review the corporate governance model and functioning of the Board, and the ability of directors to identify and discuss topics of relevant interest or concern. The Board of Directors believes that it should maintain the flexibility to select its chair, and its Board leadership structure, based upon the Board's operating needs and its assessment of what is in the best interest of the Company and its stockholders. Currently, the Company operates with one individual, Ms. Leslie, serving as Chair of the Board as well as President and Chief Executive Officer. This structure, coupled with a strong Lead Director and Independent standing Board committees leverages Ms. Leslie's extensive utility and management experience to effectively identify strategic priorities and lead discussions and execution of the Company's strategy.

Lead Director

In order to ensure that the independent Directors play a leading role in our current leadership structure, the Board maintains a Lead Director position with Ms. Amy Mansue currently serving in that role.

Summary of Lead Director Responsibilities:

- Advises the Chair as to an appropriate schedule of Board meetings;
- Reviews and provides the Chair with input regarding the agenda for Board meetings;
- Presides at all meetings at which the Chair is not present, including Executive sessions of the independent directors, and apprises the Chair of the issues considered;
- Is available for consultation and direct communication with the Company's shareholders and other members of the Board;
- Calls meetings of the independent Directors when necessary and appropriate;
- Performs such other duties as the Board may from time to time delegate.

As part of our Board's annual assessment process, the Board evaluates our Board leadership structure to ensure it remains appropriate. The Board recognizes there may be circumstances that would lead it to conclude that separate roles of Chief Executive Officer (CEO) and Chair of the Board may not be appropriate, but believes that the absence of a formal policy requiring either the separation or combination of the roles of Chair and CEO provides the flexibility to determine the most appropriate governance structure, as conditions change in the future.

Board Composition

10 DIRECTORS, MEDIAN AGE: 62.5 YEARS



11 years
Average Tenure

3
2
5

- 5 years or less
- 6-10 years
- More than 10 years

40%
Gender Diversity

4
6

- Female
- Male

90%
Independence

1
9

- Independent
- Not Independent

20%
Racial Composition

2
8

- African American or Black
- Caucasian or White

Board Role in Risk Oversight

The Board as a whole plays an integral role in shaping the Company's strategy, risk appetite, governance and culture. Another critical responsibility is overseeing our risk exposure as part of determining business strategy that generates long-term shareholder value. Risk Management oversight is a core responsibility of the Enterprise Risk Committee.

Specifically, in early 2025, the Board of Directors established the Enterprise Risk Committee specifically to formally assist in fulfilling the Board's risk oversight management responsibilities. Responsibility in assisting the Board was previously held by the Corporate Governance and Nominating Committee. The Enterprise Risk Committee fulfills this responsibility by overseeing the process by which the Company's management identifies, manages, and mitigates risks of the Company. The Enterprise Risk Committee accomplishes its risk management oversight responsibilities through (i) assessing and reporting to the Board on the Company's risk environment (including Operational Risk, Financial Risk, Reputational and Brand Risk, risks related to information technology, cybersecurity and physical security, and legal and regulatory compliance); (ii) ensuring that management understands and accepts its responsibility for identifying, assessing, and managing risk; (iii) reviewing guidelines and policies governing the processes by which risk assessment and management is undertaken and handled, including assessing whether they are comprehensive and evolving in relation to the risk profile of the Company, and; (iv) reviewing management's risk identification and mitigation processes. Management retains responsibility for all day-to-day activities of the Company, including administration of the Company's formal Enterprise Risk Management program. The Enterprise Risk Committee also performs an annual review of the Board's assignments to its committees of risk management oversight responsibilities and recommends to the Board any changes it considers advisable or necessary. The Enterprise Risk Committee updates the Board on risk management activities routinely throughout the year.

Specifically as it relates to cybersecurity, our Board receives regular updates from the Chief Technology Officer on cyber risks and ongoing policies and plans to assess the effectiveness of our information technology and data security processes.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	PENSION COMMITTEE
Primary Areas of Risk Oversight • Overall corporate governance, including our governance policies and practices • Board composition, Board structure and Board succession planning • Sustainability	**Primary Areas of Risk Oversight** • ERISA compliance • Investment Policy Statement compliance
AUDIT COMMITTEE	**COMPENSATION COMMITTEE**
Primary Areas of Risk Oversight • Financial reporting, internal controls and fraud • Performance of independent registered public accounting firm and internal audit function • Risks related to complaints and reporting	**Primary Areas of Risk Oversight** • Executive level compensation and succession planning • Organizational human capital management including recruitment, retention and engagement

ENTERPRISE RISK COMMITTEE
Primary Areas of Risk Oversight • Operations, financial, reputation, and brand • Information technology, cybersecurity, and physical security • Legal and regulatory compliance

Board Policies

Director Independence

The Company's Common Stock is listed on the Nasdaq Global Select Market. Nasdaq listing rules require that a majority of the Company's Directors be "Independent Directors" as defined by Nasdaq corporate governance standards. "Independent Director" means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company's Board of Directors, could interfere with the exercise of independent judgment in carrying out the responsibilities of a Director. For purposes of this rule, "family member" means a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person's home.

As defined by Nasdaq corporate governance requirements, a member of the Board is not independent if the Director:

- Is, or at any time during the past three years, has been employed by the Company.
- Has accepted, or has a family member that has accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence.
- Is a family member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer.
- Is, or has a family member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more.
- Is, or has a family member who is, employed as an Executive Officer of any other entity where at any time during the past three years any of the officers of the Company serve on the compensation committee of such other entity.
- Is, or has a family member who is, a current partner of the Company's independent auditor, or was a partner or employee of the Company's independent auditor who worked on the Company's audit at any time during any of the past three years.

With the exception of Ms. Leslie, who is an Executive Officer of the Company and the Chair of the Board of Directors as of May 20, 2025, and Dennis Doll, who served as Chair of the Board of Directors until his retirement from the Board on May 20, 2025, the Board has determined that each member of the Board is independent under the Nasdaq listing standards.

The Board based this determination primarily on a review of the responses of the Directors to a comprehensive annual questionnaire regarding employment and compensation history, affiliations, family and other relationships, together with an examination of those companies with whom the Company transacts business. The Directors certify individually as to their representations.

Disclosure of Family Relationships and Related Party Transactions

The NASDAQ Corporate Standards and the Company's Code of Conduct require that Directors and Officers avoid having a relationship or arranging for the Company to enter into transactions with an immediate family member whereby the relationship could interfere with the exercise of independent judgment in carrying out the responsibilities of a Director or Officer. In 2025, the Company did not enter into any transaction where an immediate family member of a Director or Officer had a direct or indirect material interest in the transaction.

Board Size

The Board shall consist of not less than five nor more than twelve members in accordance with the Company By-laws.

Board Meetings and Annual Meeting Attendance by Board Members

The frequency and length of Board meetings, as well as agenda items, are determined by the Chair and Committee Chairs with input from all other Directors. Meeting schedules are approved by the full Board.

The Board holds regularly scheduled meetings and meets on other occasions when required. We expect our Directors to attend each meeting of the Board and of the committees on which they serve. We expect our Directors to attend our Annual Meeting. During 2025, the Board held 10 meetings and the Board Committees held 19 meetings. Across all Board and Committee meetings held in 2025, all Directors attended at least 75% of the Board meetings and Committee meetings for the Committees in which they were members, with actual attendance of all Directors exceeding 99%. All of the Directors serving at the time of the May 2025 Annual Meeting attended that meeting..

Executive Sessions

The Independent Directors periodically meet without management in Executive session at least twice a year. The Lead Director is designated to preside at these Executive sessions.

Communications with the Board

Any shareholder wishing to communicate with a Director may do so by contacting the Company's Corporate Secretary at:

Middlesex Water Company Office of the Corporate Secretary
485C Route 1 South, Suite 400
Iselin, New Jersey 08830

The Corporate Secretary will forward to the Director a written, email or phone communication. The Corporate Secretary has been authorized by the Board to screen frivolous or unlawful communications or commercial advertisements.

Shareholder Proposals

In order to be eligible for inclusion in our proxy materials for our 2026 Annual Meeting, any shareholder proposal must have been received by the Corporate Secretary of the Company, 485C Route 1 South, Suite 400, Iselin, New Jersey 08830 no later than December 13, 2025. No shareholder proposals were received by the Company for the 2026 Annual Meeting.

Advance Notice of Business to be Conducted at the Annual Meeting

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with regulations of the SEC. For business to be properly brought before an Annual Meeting by a shareholder, the business must be an appropriate matter to be voted by the shareholders at an Annual Meeting and the shareholder must have given proper and timely notice in writing to the Corporate Secretary of the Company at 485C Route 1 South, Suite 400, Iselin, New Jersey 08830-0452.

A shareholder's notice to the Corporate Secretary must set forth as to each matter the shareholder proposes to bring before the Annual Meeting:

a) a brief description of the matter desired to be brought before the Annual Meeting and reasons for conducting such business at the Annual Meeting,

b) the name and address, as they appear in the Company's records, of the shareholder proposing such business,

c) the class and number of shares of the Company which are beneficially owned by the shareholder and

d) any material interest of the shareholder in such business.

Shareholder Engagement

We welcome the opportunity to engage with our shareholders to share our perspectives on and obtain their feedback on matters of mutual interest. We engage with the shareholders throughout the year to:

- Provide visibility and transparency into our business, financial and operational performance.

- Learn from our shareholders what issues are most important to them and to hear our views on those issues.

- Share our perspective on Company and industry developments and regulatory impacts.

- Discuss and seek feedback on our corporate governance policies and practices as well as emerging trends.

- Share our sustainability updates.

- Seek feedback on our communications and disclosures to investors.

We approach shareholder engagement as an integrated, year-round process involving the Chief Executive Officer, the Chief Financial Officer and our Investor Relations team. Throughout the year, we had dialogue with analysts, investors and others to inform and share our perspective and to solicit their feedback on our performance. This includes participation in in person and virtual investor conferences, group and one-on-one meetings as well as our virtual annual shareholder meeting. We also share information in our Annual Report and Proxy Statement, press releases, SEC filings, on our corporate and transfer agent website as well as in our Corporate Sustainability Report.

During 2025, our discussions with debt and equity investors were primarily focused on our MWC2030 strategy and our five pillars, employee engagement, operational excellence, customer experience, stakeholder management and selective and sustainable growth; regulatory proceedings; capital investment; and environmental compliance.

Committees of the Board

The Board maintains standing committees to assist with the performance of its responsibilities. The number, structure and function of Board Committees are reviewed periodically by the Corporate Governance and Nominating Committee. The Committees regularly report to the Board on their deliberations. The Committees also bring to the Board for consideration those matters and decisions which the Committees judge to be of significance and which require full Board approval. The table shown below provides information on Board committee membership for the year 2025.

Name	Audit	Compensation	Corporate Governance & Nominating	Enterprise Risk	Pension
Joshua Bershad, M.D.	○	●			
James F. Cosgrove, Jr.		○			●
Kim C. Hanemann		○		●	
Steven M. Klein [1]	●		○		○
Amy B. Mansue (L) [2]		○		○	
Vaughn L. McKoy			○	○	○
Ann L. Noble	○		●		
Walter G. Reinhard (L) [3]			○		○

[1]   Director is an "Audit Committee Financial Expert" as defined by SEC Rules and Regulations.

[2]   Ms. Mansue became Lead Director on May 20, 2025.

[3]   Mr. Reinhard was Lead Director from January 1, 2025 through May 20, 2025.

● = Chairperson   ○ = Member   L = Lead Director

Audit Committee

Steven M. Klein (Chair)

Members in 2025:
Joshua Bershad, M.D.
Ann L. Noble

Independent Members: 3

Meetings Held in 2025: 5

Audit Committee Responsibilities

The Audit Committee is responsible for oversight of the audit of the Company's financial statements and internal controls over financial reporting. It is also assigned the responsibilities of (i) oversight of the Company's internal audit functions; (ii) review of related party transactions with the Company; (iii) determining whether to grant waivers if any, with respect to the Company's Code of Conduct; and (iv) investigation of "whistleblower" complaints. In all its actions, the Committee shall comply with the requirements, rules and regulations of the Sarbanes-Oxley Act of 2002, Nasdaq Global Select Marketplace listing standards and all other applicable federal and state laws, rules and regulations.

In the course of performing its functions, the Audit Committee, as provided by the Audit Committee Charter:

- Reviews with the independent registered public accounting firm the scope and results of the annual audit and quarterly reviews;

- Receives and reviews the independent registered public accounting firm's annual report;

- Reviews the independence of the independent registered public accounting firm and services provided by them and their fees;

- Recommends to the Board the inclusion of the audited financial statements in the Company's Annual Report to the SEC on Form 10-K;

- Directly responsible for the annual appointment of an independent registered public accounting firm.

- Manages the risk oversight responsibilities of this Committee as delegated to it by the Board and described in further detail above under the heading "Board Role in Risk Oversight."

- Performs such other duties and responsibilities as may be required by applicable law, regulation, listing standards, or as delegated by the Board.

Independence

The Board has determined that under current Nasdaq listing standards, all members of the Audit Committee are Independent Directors. The Audit Committee reports to the Board on its activities.

Committee Charter

In March 2026, the Board of Directors re-approved the written Charter for the Audit Committee which is available in the Investors section of our website www.MiddlesexWater.com under Governance. Please refer to this Charter for a full listing of Audit Committee responsibilities.

Compensation Committee

Joshua Bershad, M.D. (Chair)

Members in 2025:
James F. Cosgrove, Jr.
Kim C. Hanemann
Amy B. Mansue

Independent Members: 3

Meetings Held in 2025: 4

Compensation Committee Responsibilities

The Compensation Committee has oversight of human capital risk and is focused on succession planning efforts at the executive levels of company management. The Compensation Committee oversees the administration of the compensation and benefits program for Executive Officers of the Company. In addition, the Committee administers the Compensation program relative to the Board in consultation with the Corporate Governance and Nominating Committee. In all its actions, the Committee shall comply with the requirements, rules and regulations of the Nasdaq listing standards and all other applicable federal and state laws and regulations.

The Compensation Committee:

- Reviews and makes recommendations to the Board as to the base salaries, benefits and incentive compensation of the Executive Officers;
- Meets with the Chief Executive Officer to evaluate her performance and the performance of the other Executive Officers;
- Approves the Compensation, Discussion and Analysis and Report of the Compensation Committee for inclusion in the Proxy Statement.
- Manages the risk oversight responsibilities of this Committee as delegated to it by the Board and described in further detail above under the heading "Board Role in Risk Oversight."
- Performs such other duties and responsibilities as may be required by applicable law, regulation, listing standards, or as delegated by the Board.

Independence

The Board has determined that under current Nasdaq listing standards, all members of the Compensation Committee are Independent Directors. The Compensation Committee reports to the Board on its activities.

Committee Charter

In March 2026, the Board of Directors re-approved a written Charter for the Compensation Committee which is available in the Investors section of our website www.MiddlesexWater.com under Governance. Please refer to this Charter for a full listing of Compensation Committee responsibilities.

Compensation Committee Interlocks and Insider Participation

The members of the 2025 Compensation Committee were Joshua Bershad, M.D., James F. Cosgrove, Jr., Kim C. Hanemann and Amy B. Mansue. During 2025, no member of the Compensation Committee was at any time an officer or employee of the Company or its subsidiaries. No current member is related to any other member of the Compensation Committee, any other member of the Board or any Executive Officer of the Company.

Corporate Governance and Nominating Committee

Ann L. Noble (Chair)

Corporate Governance and Nominating Committee Members in 2025:
Steven L. Klein
Vaughn L. McKoy
Walter G. Reinhard

Independent Members: 4

Meetings Held in 2025: 4

Corporate Governance and Nominating Committee Responsibilities

The Corporate Governance and Nominating Committee shall provide assistance to the Board in fulfilling the responsibility for matters relating to the organization of the Board and governance of the Company. This Committee shall identify, evaluate and propose new nominees to the Board; and make recommendation to the Board on all such matters and for other issues relating to the Company's corporate governance. In so doing, the Corporate Governance and Nominating Committee shall maintain free and open means of communication between the Directors and Executive Officers of the Company. In carrying out its responsibilities, the Corporate Governance and Nominating Committee strives to ensure to the Directors and shareholders that the corporate governance practices of the Company are in accordance with applicable laws and regulations and reflect the highest ethical standards.

Among its various responsibilities, the Corporate Governance and Nominating Committee:

- Reviews and makes recommendations relating to the performance of the Board, Board committee structures and the composition of the Board;

- Reviews and makes recommendations on matters related to Directors' compensation;

- Reviews and makes recommendations related to any management proposals to make significant organizational changes to the Company;

- Seeks and identifies qualified candidates for Board membership and recommends to the Board candidates for nomination and election to the Board. In this capacity, the Committee focuses on the composition of the Board with respect to depth of experience, balance of professional interests, required expertise and other factors;

- Establishes and manages the process by which recommendations for Board membership are received and evaluated from shareholders and other sources;

- Oversees the Company's efforts to implement, measure and report on sustainability-related initiatives.

- Manages the risk oversight responsibilities of this Committee as delegated to it by the Board and described in further detail above under the heading "Board Role in Risk Oversight."

- Performs such other duties and responsibilities as may be required by applicable law, regulation, listing standards, or as delegated by the Board."

Independence

The Board has determined that under current Nasdaq listing standards, all members of the Corporate Governance and Nominating Committee are independent Directors.

Committee Charter

A revised charter for the Corporate Governance and Nominating Committee was approved by the Board of Directors in March 2026, and is available in the Investors section of our website www.MiddlesexWater.com under Governance. Please refer to this Charter for a full listing of Corporate Governance and Nominating Committee responsibilities.

Corporate Governance and Nominating Committee, continued

Process for Identifying and Evaluating Director Candidates

The Corporate Governance and Nominating Committee identifies Director nominees from a variety of sources which may include recommendations from management, Board members, shareholders and other sources.

The Committee recommends to the Board nominees that:

• Are independent of management;

• Satisfy SEC and Nasdaq requirements; and

• Possess qualities such as personal and professional integrity, sound business judgment, utility expertise, technical, financial or other relevant expertise.

The Committee also considers age and geographic diversity. The Committee has the authority to retain assistance from independent third parties in identifying and evaluating prospective candidates for nomination and election to the Board.

Director Candidate Recommendations and Nominations by Shareholders

The Corporate Governance and Nominating Committee considers shareholders' recommendations for nominees for election to the Board. Shareholder nominees are evaluated under the same standards as nominees ultimately recommended by the non-management members of the Board. Nominations must be accompanied by the written consent of any such person to serve if nominated and elected, and by biographical material, to permit evaluation of the individual recommended, including appropriate references.

Recommendations may be mailed to:
Middlesex Water Company
Office of the Corporate Secretary
485C Route 1 South
Suite 400
Iselin, New Jersey 08830-0452

In order to be considered for inclusion in the Company's Proxy Statement and form of proxy relating to the 2026 Annual Meeting, nominations for Director must have been received by the Company by the close of business on December 13, 2025. In order to be considered for inclusion in the Company's Proxy Statement and form of proxy relating to the 2027 Annual Meeting nominations for Director must be received by the close of business on December 11, 2026.

Enterprise Risk Committee

Kim C. Hanemann (Chair)

Members in 2025:
Amy B. Mansue
Vaughn L. McKoy

Independent Members: 3

Meetings Held in 2025: 3

Enterprise Risk Committee Responsibilities

The Enterprise Risk Committee assists the Board in fulfilling its responsibility for matters relating to risk management oversight. The Committee oversees management's identification, assessment, management, and mitigation of enterprise risks, including operational, financial, reputational and brand, cybersecurity, physical security, and legal and regulatory compliance risks. The Committee also reviews the effectiveness of the Company's risk management policies, processes, and reporting and the allocation of risk oversight responsibilities among the Board and its Committees.

In all of its actions, the Committee complies with the requirements, rules, and regulations of the Nasdaq listing standards and all other applicable federal and state laws and regulations.

The Enterprise Risk Committee reports regularly to the Board regarding significant risk matters and actions taken.

The Enterprise Risk Committee:

- Oversees management's identification and mitigation of operational, financial, reputational and brand, cybersecurity, physical security, and legal and regulatory compliance risks;

- Assesses reviews its own performance against the requirements of its charter and reports to the Board on the results of such evaluation;

- Reviews, at least annually, the assignment of risk oversight responsibilities among the Board and its committees and recommends changes, as appropriate;

- Maps and assigns each risk to the appropriate Board Committee or, where appropriate the full Board of Directors; and

- Performs such other duties and responsibilities as may be required by applicable law, regulation, listing standards, or as delegated by the Board.

- Manages the risk oversight responsibilities of this Committee as delegated to it by the Board and described in further detail above under the heading "Board Role in Risk Oversight."

Independence

The Board has determined that under current Nasdaq listing standards, all members of the Enterprise Risk Committee are Independent Directors. The Enterprise Risk Committee reports to the Board on its activities.

Committee Charter

In March 2026, the Board of Directors re-approved a written Charter for the Enterprise Risk Committee which is available in the Investors section of our website www.MiddlesexWater.com under Governance. Please refer to this Charter for a full listing of Compensation Committee responsibilities.

The members of the 2025 Enterprise Risk Committee were Kim C. Hanemann, Amy B. Mansue, and Vaughn L. McKoy. During 2025, no member of the Enterprise Risk Committee was at any time an officer or employee of the Company or its subsidiaries. No current member is related to any other member of the Enterprise Risk Committee, any other member of the Board or any Executive Officer of the Company.

Pension Committee

James F. Cosgrove, Jr. (Chair)

Members in 2025:
Steven M. Klein
Vaughn L. McKoy
Walter G. Reinhard

Independent Members: 4

Meetings Held in 2025: 5

Pension Committee Responsibilities

The Pension Committee is responsible for matters relating to the investment and governance objectives of the Company's retirement plans.

The Pension Committee:

- Reviews investment policies and determines recommended investment objectives for assets of the Company's retiree benefit plans;
- Reviews and makes recommendations to the Board with respect to changes in investment policies;
- Reviews investment options in the Company's 401(k) Plan and the performance and fees associated with the Plan investment options.
- Manages the risk oversight responsibilities of this Committee as delegated to it by the Board and described in further detail above under the heading "Board Role in Risk Oversight."
- Performs such other duties and responsibilities as may be required by applicable law, regulation, listing standards, or as delegated by the Board.

Independence

The Board has determined that under current Nasdaq listing standards, all members of the Pension Committee are independent Directors. The Pension Committee reports to the Board on its activities.

Committee Charter

In March 2026, Board of Directors re-approved a written Charter for the Pension Committee which is available in the Investors section of our website www.MiddlesexWater.com under Governance. Please refer to this Charter for a full listing of Pension Committee responsibilities.

Corporate Sustainability

Environmental, Social and Governance (ESG) priorities are central to how we deliver safe, reliable water and wastewater services to the communities we serve.

Our strategy focuses on protecting water resources, strengthening resilient infrastructure, supporting our workforce and communities and maintaining the highest standard of corporate governance.

In 2025, our ESG initiatives continue to support our long-term commitment to sustainability, operational excellence, affordability and protection of our water supply sources.

Environmental Stewardship

Key priorities

Water Quality and Compliance
We maintained full compliance (100%) with state and federal regulations water standards while continuing proactive monitoring programs of our water supply sources
Infrastructure Investment
Invested $96.4 million in water and wastewater infrastructure to modernize treatment facilities and replaced or rehabilitated 8.1 miles of pipeline in the distribution system
Climate Resilience
Implemented projects to strengthen system reliability and prepare for extreme weather events
Energy and Emissions
Expanded energy efficiency initiatives across treatment plants and pumping operations associated with the upgrade of our Carl J. Olsen Surface Water Treatment Plant

Social Responsibility

Our people and communities are at the center of our mission.

Key priorities

Employee Health and Safety
Continued investment in safety training and a strong safety culture across the organization • 135+ Employees participated in semiannual Safety Practical Days • 1,960 Hours of enhanced operator skills training • Achieved zero severe injuries
Workforce development
Created MWC Academy expanding technical training and leadership development programs delivering approximately 6,000 hours of employee training
Community Engagement
Partnered with local organizations to promote water conversation and environmental education • 120+ Volunteer employee hours committed to local charitable causes and events • $50K+ Raised for local charities • 6 Industry awards and recognitions

Governance

Strong governance ensures accountability and responsible long-term management.

Key priorities

Board oversight
Board committees oversee key ESG topics including sustainability, safety and risk management. In addition, the Enterprise Risk Committee was established in 2025 to oversee risk in areas including: • Cybersecurity • Climate-related events • Infrastructure resiliency • Water supply
Ethics and Compliance
• Maintained ethics and compliance programs with mandatory employee training – 100% employees complete ethics and conflict of interest disclosure on an annual basis • Independent directors represent 90% of the board • Continued alignment with leading ESG reporting framework and enhanced stakeholder disclosures

These efforts reinforce disciplined capital deployment, measurable safety and reliability improvements, and governance aligned with investor and customer expectations.

Looking ahead

Our ESG strategy supports our mission to deliver safe, reliable water while protecting natural resources and strengthening the communities we serve.

We will continue investing in infrastructure, supporting our workforce and advancing sustainability initiatives that create long term value for customers, communities and shareholders.

Executive Compensation

Compensation Discussion and Analysis

This compensation discussion and analysis ("CD&A") describes the philosophy, objectives, process, components and additional aspects of our 2025 executive compensation program. This CD&A is intended to be read in conjunction with the tables that immediately follow this section, which provide further historical compensation information for the following named executive officers ("NEOs") of the Company in 2025:

Nadine Leslie	President and Chief Executive Officer
Mohammed G. Zerhouni	Senior Vice President, Chief Financial Officer and Treasurer
Gregory S. Sorensen	Vice President, Chief Operating Officer
Jay L. Kooper	Vice President, General Counsel and Secretary
Georgia M. Simpson	Vice President, Information Technology and Chief Technology Officer

CD&A Reference Guide

Executive Summary	Section I
Compensation Philosophy and Objectives	Section II
Compensation Determination Process	Section III
Compensation Program Components	Section IV
Other Compensation Policies and Practices	Section V

I. Executive Summary

Middlesex Water Background

Middlesex Water Company, established in 1897, is a trusted provider of life-sustaining services to more than half a million people in New Jersey and Delaware. The company's business strategies and objectives are rooted in employee engagement, operational excellence, superior customer experience, investment in infrastructure, and selective and sustainable growth to deliver value to our customers, investors, and the communities we serve.

Executive Compensation Program Objectives

The primary objectives of our executive compensation program are to:

- Link pay to performance over short-term and long-term horizons, to promote accountability and drive successful execution of our business strategies and objectives;

- Align executive officers' interests with those of the Company, customers and our shareholders over the long term, including by rewarding long-term sustainable growth and performance;

- Provide market compensation to attract, motivate and retain executive talent, including through the use of equity as a key element of our executive compensation program; and

- Establish components of the program that are consistent with our business strategy and objectives.

In light of these objectives, our compensation program is designed to reward our executive officers for generating performance that achieves Company goals of providing our customers with safe, reliable, and sustainable water service in compliance with environmental requirements, and increasing our shareholder returns. When we fall short of achieving Company goals, our executive officers' compensation reflects that performance accordingly.

Highlights of Our 2025 Executive Compensation Program

We seek to attract, reward and retain our NEOs with competitive compensation packages that directly align pay with performance. Our Compensation Committee ("Committee") regularly examines our compensation program both from a design and pay outcome perspective, reviews our current compensation policies and practices to ensure that they are aligned with our business goals and the interests of our customers and shareholders, and that the total compensation paid to our executives is fair and competitive.

With respect to compensation decisions for 2025, the Committee considered how our incentives are designed to provide appropriate levels of compensation given our performance. Key decisions included:

- *Modest Base Salary Increases* - The Committee made a 4% adjustment to the annual base salary for each of our NEOs. The Committee determined that these salary increases were appropriate to maintain market competitiveness.

- *Annual Short Term Incentive* - In addition to the long-term equity awards the Company has historically relied on, in 2025 the Committee introduced a performance-based annual short-term incentive. The annual short-term incentive is designed to further align the interests of our executive team with our performance and the interests of our shareholders. The annual short-term incentive is cash-based and comprised of three components: 50% based on financial performance as measured by net income, 30% assigned to six different corporate non-financial performance goals, and the remaining 20% based on various individual performance goals.

- After the end of the year, the Committee determined that the Company achieved a weighted 2025 financial performance of 73.4% based on achieving net income of $42.8 million versus a target of $40.2 million. The Committee evaluated the corporate goals and determined that performance was achieved at 15% for the six corporate non-financial performance goals. The Committee also evaluated individual performance of each of the NEOs other than the CEO; while the targets, achievement and payouts of the NEOs varied, they were generally earned at a weighted rating of between 22% and 25%. Based on the Committee's evaluation, 2025 annual incentives were paid to our CEO at 113.4% of target, and to other NEOs in the range of 110.4% to 113.4% of target as a result of strong achievement of goals.

- *Long-Term Incentive* - Equity grants for our NEOs for fiscal year 2025 consisted of restricted stock under the Company's Restricted Stock Plan. The award amounts were determined based on two equally weighted financial metrics, each determined based on 2025 performance: diluted earnings per share and capital investment delivery. These restricted stock awards vest ratably in annual installments over a three-year period, provided such executive maintains continuous service to the Company during the vesting period. The long-term incentive equity awards are prospective in nature and intended to tie a portion of an executive's pay to creating long-term shareholder value.

2025 Compensation Mix

Consistent with the Committee's pay-for-performance philosophy, a meaningful percentage of each NEO's target total compensation is variable, at-risk pay. The Committee considers compensation to be "at-risk" if it is subject to operating performance or if its value depends on our stock price.

The following graphs depict 2025 total direct target compensation mix for our CEO and, on an average basis, for all of our other NEOs as a group, assuming short-term and long-term incentive awards are paid at target levels. For the CEO, the allocations exclude the supplemental restricted stock grant that is required to be made under the terms of her employment agreement, as the Committee does not consider that award to be part of the annual target pay mix, and it is not included when comparing her compensation to that of the CEO's of the companies in our compensation peer group. We consider the long-term incentive grants made under the Restricted Stock Plan based on the prior year's performance to be part of the prior year's total pay opportunity. Thus, the target awards under the Restricted Stock Plan made for 2026 based on the Company's 2025 performance are part of each officer's 2025 target pay opportunity.



CEO TARGET PAY

25%
50%
At Risk Pay
50%
25%
Base
Annual Incentive
Restricted Stock

AVERAGE OTHER NEOS TARGET PAY

17%
15%
32%
At Risk Pay
68%
Base
Annual Incentive
Restricted Stock

The target pay mix supports the key principles of our executive compensation philosophy of pay for performance and aligning executive officers' interests with those of the Company and its shareholders, by emphasizing short-term and long-term incentives that support our corporate strategy and goals.

The Committee believes its 2025 compensation decisions and our executive compensation programs align the interests of shareholders, customers and executives by emphasizing variable, at-risk compensation largely tied to measurable performance goals through the use short-term and long-term incentives that support our corporate strategy and goals.

2025 Performance Highlights

We strive to strengthen our reputation as a trusted service provider to our customers, and as a valued employer, while we work to further enhance value to our shareholders. Some of our performance highlights for 2025 and key accomplishments during the year include the following:

- Invested $96.4 million in our utility infrastructure to upgrade replace and enhance the resiliency of our water and wastewater utility infrastructure.
- Continued work on the implementation of the Company's "MWC2030 Vision" comprised of five pillars, which include employee engagement, customer experience, operational excellence, selective and sustainable growth, and stakeholder management.
- Achieved 53 consecutive years of dividend increases with a 5.88% raise in 2025.
- Achieved net income of $42.8 million and diluted earnings per share of $2.36 in 2025.
- Added approximately 3,000 new regulated customers through acquisitions and organic growth.

Consideration of The Say-On-Pay Vote

At the 2025 annual meeting of shareholders, our shareholders approved the compensation of our NEOs on an advisory basis (commonly known as a "Say-on-Pay" vote) with approximately 86.4% of the votes cast "For" such approval. The Committee considered this vote to be an indication that our shareholders supported our 2024 executive compensation program.

Engagement with our shareholders is important to us. We welcome opportunities to engage with shareholders year-round and receive feedback on compensation and other matters important to shareholders either at scheduled group meetings or on an individual basis.

At our upcoming annual meeting, we will again hold our Say-on-Pay vote. In making executive compensation decisions, the Committee will continue to consider the results of the Say-on-Pay vote, as well as feedback obtained from our shareholders throughout the course of the year.

II. Compensation Philosophy and Objectives

Our executive compensation program reflects our pay-for-performance philosophy. We are committed to a compensation philosophy that is market-competitive and provides for our NEOs and other employees to share in our success. Our 2025 executive compensation program is designed to reward our NEOs for delivering results and building long-term sustainable value for our shareholders and customers. The structure of our program is intended to align the interests of our executives with our shareholders and customers by correlating their compensation to our short-term and long-term performance.

The primary objectives of the Company's 2025 executive compensation program are to:

- Link pay to performance over short-term and long-term time horizons to support the attainment of short and long-term financial and strategic objectives;

- Align executive officers' interests with those of the Company, our customers, and our shareholders over the long term, to deliver results and build long-term sustainable value;

- Attract, retain and motivate executive talent by delivering competitive market compensation, including through the use of equity which provides executive officers with a common interest with shareholders in stock price performance and fosters an ownership culture among executive officers; and

- Establish components of our short-term and long-term incentive compensation program that have goals aligned with our business strategy and objectives, and support increases in shareholder value.

The methods used to achieve the compensation program objectives for our NEOs are influenced by the compensation and employment practices of the peer group of companies. Other considerations include each officer's individual performance in achieving both financial and non-financial corporate objectives.

Our program is designed to compensate the officers based on their level of assigned responsibilities, individual experience and performance levels and their knowledge and management of the Company's operations. The creation of long-term value for shareholders is highly dependent on the development and effective execution by our NEOs of our business strategy.

Factors that influence the design of our 2025 executive compensation program and compensation decisions include, among other things, the following:

- Considering our regulatory environment, given that our operations primarily occur in a highly regulated utility industry with regard to public health and safety, the environment, service levels to our customers and the rates for utility services charged to our customers;

- Recognizing industry-specific experience that promotes safe, proper and reliable life-sustaining utility services for our customers;

- Valuing our executives' ability to appropriately balance the short- and long-term needs of our customers and the communities we serve, our employees and our shareholders. We seek to not only provide safe and reliable utility services for our customers, but we also plan and execute strategies that promote the sustainability of critical utility services into the future. In addition, we simultaneously seek to provide financial returns for our shareholders that appropriately reflect the risks and opportunities inherent in meeting the short- and long-term needs of our customers, and inherent in the provision of our utility services;

- Rewarding appropriately further contributions to shareholder value achieved through contract operations and other complementary business opportunities which are not traditional regulated public utilities and therefore, not regulated by a state public utility commission as to customers' rates and service; and

- Recognizing our executives' ability to attract, retain and continually develop and motivate a workforce that ensures critical technical and management skills are maintained in sufficient quantity and quality.

Generally, our compensation program for NEOs includes three components: (1) base salary, (2) a short-term cash incentive, and (3) an equity-based long-term incentive in the form of restricted stock. The incentive-based component of our compensation program is designed to be clear, transparent and understandable to investors and recipients. This is intended to simplify analysis by our shareholders of the relationship of pay to performance as well as to emphasize the critical importance of a long-term focus in the water and wastewater utility industry on financial and operational performance.

Executive Compensation Governance

We believe our executive compensation program should be simple, transparent and easily understood by shareholders, analysts, regulators and other key constituencies, including our customers and employees. The Committee and the Board evaluate our executive compensation program to ensure it fulfills the key objectives of our executive compensation philosophy, aligns with key operational and sustainability objectives and serves the overall best interests of our customers and our shareholders. The Committee assesses the effectiveness of the Company's executive compensation program, including the review of the risk mitigation and governance matters, which include maintaining the following best practices.

WHAT WE DO

✔ **Balanced Executive Compensation Philosophy**

We balance our need to appropriately serve our customers against our need to deliver long-term shareholder value.

✔ **Cap Bonuses; Fixed Equity Grants**

Our short-term incentive has an upper limit on the amount of cash that may be earned. The restricted stock that might be earned after a vesting period is fixed at the grant.

✔ **Clawback**

Incentive compensation is subject to clawback if we are required to restate our financials due to material non-compliance with a financial reporting requirement.

✔ **Stock Ownership Guidelines**

We have adopted guidelines for our NEOs to maintain meaningful levels of share ownership equal to a multiple of their base salary.

✔ **Combination of Rigorous Performance Metrics**

We use a diverse set of financial, operational and individual performance metrics in our annual performance-based cash short-term incentive, and in our long-term incentive restricted stock plan. Therefore, no single measure affects compensation disproportionately and our NEOs are focused on achievement of short-term and long-term performance.

✔ **Regularly Review our Peer Group**

We regularly review our peer group of companies as a reference for our compensation decisions to ensure our compensation program is aligned with the peers of comparable size, operations, regulatory requirements and other relevant characteristics.

✔ **Annual Say-on-Pay Vote**

We give shareholders an annual advisory vote on executive compensation.

WHAT WE DO NOT DO

✖ **No Single Trigger Change in Control Benefits**

Change in Control arrangements with each NEO provide certain cash benefits if there is both a change in control and an involuntary employment termination (a "double trigger") and not solely upon a change in control.

✖ **No Excessive Perks**

We do not provide large perquisites to executive officers.

✖ **No Excise Tax Gross-Ups**

We do not provide excise tax gross-ups or other tax gross-ups on change-in-control payments.

✖ **No Hedging or Pledging of Company Shares**

We prohibit hedging, pledging and short sales of shares of our common stock or other equity interest of the Company and the holding of shares in margin accounts.

III. Compensation Determination Process

Role of the Committee and the Board

The Committee establishes our compensation philosophy and objectives; determines the structure, components, and other elements of the executive compensation program; and reviews and approves the compensation of the NEOs and recommends it for approval by the Board of Directors. The Board of Directors has the ultimate authority to determine the compensation of the NEOs and our other executive officers. The Committee structures the executive compensation program to accomplish its articulated compensation objectives in light of the compensation philosophy described above.

The Board of Directors upon recommendation from the Committee, establishes the annual compensation, including salaries, bonuses and equity awards, for our CEO, the NEOs and our other executive officers. As part of the compensation review and determination process, the Committee:

• Oversees the Company's annual cash-based and equity-based incentive compensation, including establishing the performance objectives for the short-term and long-term incentives and, after the end of applicable performance periods, evaluating achievement relative to the performance targets and making recommendations on the payouts earned;

• Conducts an annual formal performance evaluation of the CEO and develops recommendations regarding the base salary, annual cash incentive and long-term equity compensation (in terms of form and amount) to be paid to the CEO, and

• Reviews the performance of the other NEOs and other officers of the Company, in consultation with the CEO, and makes recommendations regarding the compensation of these individuals to the non-employee members of the Board.

For the incentive portion of the executive compensation program, the Committee obtains input from executive officers regarding the operating budget, expected financial results, anticipated operating achievements and related risks. The Committee also communicates directly with the independent compensation consultant, providing the consultant with Company-specific information and obtaining market-based compensation information from the independent consultant. Based on this information, the Committee then determines financial and non-financial performance-based metrics for the annual short-term cash-based incentive and the long-term equity-based incentive.

The Committee and the non-employee members of the Board meet in executive session as they consider necessary or appropriate in connection with the compensation determination process. The Committee does not delegate authority to approve executive officer compensation.

Toward the end of each year, the Committee reviews the elements of our executive compensation program to verify the alignment of the program with our business strategy and with the items that we believe drive the creation of shareholder value, and to determine whether any changes would be appropriate.

Role of the CEO and Other Executives in the Compensation Process

The Committee values the input of the CEO, Chief Financial Officer and the Vice President, Human Resources in the compensation determination process. These executives provide the Committee with information about compensation philosophy, processes and practices related to human capital management including developing, attracting and retaining personnel, succession planning, company culture and employment practices. This communication assists the Committee in the design and implementation of the Company's compensation programs. In addition to providing factual information, such as Company-wide performance on relevant measures, these executives also articulate management's views and results on current compensation programs and processes, recommend relevant performance measures to be used for future evaluations and otherwise supply additional information requested by the Committee.

The CEO also provides individual performance assessments for the other NEOs and makes recommendations to the Committee regarding changes in compensation for all officers of the Company, other than herself, based on individual performance. Certain compensation and other information may be provided to the Committee by the Vice President - Human Resources or the CEO, in assisting in the evaluation of the estimated effect on the Company's results of operations regarding any proposed changes to the various elements of compensation.

Executives participate in Committee meetings solely in an advisory capacity and have no vote in the Committee's decision-making process. The CEO, Chief Financial Officer and Vice President - Human Resources typically attend meetings of the Committee but do not attend those portions of these meetings during which their performance is evaluated or their compensation is determined. No executive officer, other than the CEO and Chief Financial Officer, attends those portions of Committee meetings during which the performance of the other officers, other than themselves, is discussed or evaluated.

Role of the Independent Compensation Consultant

The Committee recognizes the importance of obtaining objective, independent expertise and advice in carrying out its responsibilities. As provided in its charter, the Committee has the authority to retain an independent compensation consultant to assist it in the performance of its duties and responsibilities. The Committee periodically engages an independent compensation consultant to assist in the compensation determination process for officers, and such independent compensation consultants are not engaged by management for any purpose.

In November 2024, the Committee engaged Aon's Talent Solutions practice, a division of Aon, plc ("Aon"), as its independent compensation consultant to advise on executive compensation matters. Aon reports directly to the Committee, and the Committee has the sole authority to retain, terminate and obtain the advice of Aon at the Company's expense. Upon engagement, the Committee assessed the independence of Aon and concluded that Aon was independent as determined under the Securities and Exchange Commission and Nasdaq rules.

Aon provides expertise and market data regarding competitive market, including established and emerging compensation practices at other companies both inside and outside the Company's selected peer group. Aon also provides market and survey data and assists in recommending relevant companies to be included in the Company's compensation peer group. In addition, Aon also assists in establishing benchmarks for base salary and equity incentives from the peer group.

While the Committee considers the review and recommendations of its compensation consultant when making decisions about our executive compensation program and contextualizes those decisions, ultimately, the Committee makes its own independent decisions about compensation matters, and provides those recommendations to the Board.

Compensation Peer Group and Peer Selection Process

In making determinations about executive compensation, the Committee believes that obtaining relevant market data regarding the competitive market for executive talent is important, because it serves as a reference point for making decisions and provides very helpful context. When making decisions about the structure and component mix of our executive compensation program, the Committee takes into consideration the structure and components of, and the amounts paid under, the executive compensation programs of other comparable peer companies, as derived from public filings and other sources.

In November 2024, the Committee, with the assistance of its independent compensation consultant, Aon, reviewed and revised the compensation peer group for use in connection with 2025 executive compensation decisions. The primary criteria used to determine the peer group included: U.S. companies in the utility industry with assets, market capitalization and revenues of one-third to three times that of the Company. Based on these criteria and considerations, the Committee approved a peer group for decisions relating to 2025 executive compensation that consisted of the following 14 companies:

2025 COMPENSATION PEER GROUP

Altus Power, Inc.	Genie Energy Ltd.	Northwest Natural Holding Company
American States Water Company	Global Water Resources, Inc.	RGC Resources, Inc.
Artesian Resources Corporation	H2O America (formerly SJW Group)	The York Water Company
Chesapeake Utilities Corporation	MGE Energy, Inc.	Unitil Corporation
Consolidated Water Co. Ltd.	Montauk Renewables, Inc.	

The following companies were added to the peer group for 2025: Altus Power, Inc., Genie Energy Ltd., and RGC Resources as these companies resemble the Company in terms of asset size and annual revenue and the Committee believe these additions would better position the Company at the median of the peer group range. At the time that the peer group was developed, the Company was at the 45th percentile of the peer group for revenue, the 50th percentile for assets, and 64th percentile for market capitalization.

In addition to the criteria above, the Committee also referenced general and specific industry surveys from other sources. The market data are used as a reference point and to provide information on the range of competitive pay levels and current compensation practices in our industry.

We believe that the compensation practices of our peer group provided us with appropriate compensation reference points for evaluating and determining the compensation of our NEOs during 2025. Consistent with best practices for corporate governance, the Committee will review our peer group annually.

IV. Compensation Program Components

2025 Components in General

The Committee has structured our executive compensation program to compensate our executives in a manner consistent with balancing customer and shareholder interests, market competitive pay practices in our industry, and regulatory considerations.

Our executive compensation program consists of the following key components:

Component	Description	Purpose
Base Salary	Fixed cash compensation based on each executive officer's role and responsibilities, skill set, experience, individual performance, relevant benchmarking data and positioning relative to market.	Provides a foundational element of compensation that is relatively secure and that reflects the skills and experience that an executive brings to us; we seek to pay base salaries that are competitive with those paid to executive officers in comparable positions at our peer companies.
Short-Term Incentive (STI) Compensation: Annual Cash Award	Variable cash compensation based on the level of achievement of a pre-defined financial goal, six corporate non-financial goals, and individual NEO performance goals. Annual cash incentives are capped at maximum of 135% of each NEO's target opportunity. Performance against the pre-defined financial goal, which is weighted 50% of the total annual incentive, must exceed a threshold level of performance to earn any credit toward a payout with respect to that goal.	Designed to align our executive officers in achieving short-term financial goals, corporate objectives and individual performance objectives; payout levels are generally determined based on actual financial results and the degree of achievement of Company and individual performance and reward exceptional individual performance.
Long-Term Incentive Compensation: Equity-Based Compensation	Variable, equity element determined based on the achievement of two financial performance metrics, diluted earnings per share and capital investment delivery. The incentive is capped at a maximum of 175% of each individual's target opportunity. Awards are in the form of restricted stock are earned based on achievement of pre-defined financial objectives and vest ratably over a three-year period.	Designed to motivate and reward executives to achieve performance goals tied to financial and strategic initiatives, encourage sustained share price performance, align with shareholder interests, as well as to attract, retain and motivate our executives over the long-term.

The Committee analyzes the level and relative mix of the elements of executive compensation by component (base salary, cash and equity incentives) and in the aggregate as related to total compensation. The Committee has generally established the 50th percentile of peer group companies and survey data as the target for total compensation. Based on this analysis, the Committee reviews, challenges and recommends each NEO's compensation, subject to approval by the non-employee members of the Board.

When evaluating the components comprising total compensation, the Committee considers general market practices and the alignment of incentive awards with strategic objectives and Company operational and financial performance. The Committee seeks to create appropriate incentives to promote service quality and shareholder value without encouraging behaviors which may result in inappropriate risk taking.

Base Salary

Base salaries provide fixed compensation to executive officers and help to attract and retain the executive talent needed to lead the business and maintain a stable leadership team. Base salaries are individually determined and periodically adjusted according to each executive officer's areas of responsibility, role and experience, and vary among executive officers based on a variety of considerations, including skills, experience, achievements and the competitive market for the position.

The Committee reviews and recommends to the non-employee members of the Board any base salary changes for NEOs, including the CEO. For 2025, the Committee recommended, and the non-employee directors of the Board approved an increase in base salaries of 4% for each of the NEOs which was consistent with the average salary increase awarded to all our employees, and to maintain market-competitive pay as determined by reference to comparable positions at the peer group companies.

The base salaries for each of our NEOs in effect for 2025, and the percentage change from 2024, are as follows:

Name	2025 Base Salary Rate ($)	Increase from 2024 Base Salary Rate (%)
Nadine Leslie	754,000	4.0
Mohammed G. Zerhouni	587,600	4.0
Gregory S. Sorensen	494,000	4.0
Jay L. Kooper	386,227	4.0
Georgia M. Simpson	318,210	4.0

Short-Term Incentive

Before 2025, the Company did not use a short-term cash incentive program for its executives. Beginning in 2025, with the assistance and input from Aon, the Committee recommended, and the Board approved an annual short-term incentive program (the "STI") for the Company's NEOs. The STI has the potential to reward NEOs for the achievement of key short-term objectives.

TARGET OPPORTUNITIES

The Committee determines the target annual incentive opportunity available to each NEO by taking the individual's annual base salary in effect at year end and multiplying it by the individual's target incentive percentage. Among other factors, the target incentive percentages are determined with reference to the peer group target incentive percentages and the proportion of total direct compensation represented by the annual incentive, and internal parity.

The annual target bonus percentages under the STI set by the Committee and approved by the non-employee members of the Board, multiplied by each NEO's base salary, provide the total annual target bonus opportunities for each of our NEOs. For 2025, these annual target bonuses percentages were:

Named Executive Officer	Base Salary 2025 ($)	Percent of Base Salary 2025 (%)	Target Bonus 2025 ($)	Max. Bonus 2025 ($)
Nadine Leslie	754,000	50	377,000	508,950
Mohammed G. Zerhouni	587,600	30	176,280	237,978
Gregory S. Sorensen	494,000	30	148,200	200,070
Jay L. Kooper	386,227	15	57,934	78,211
Georgia M. Simpson	318,210	15	47,731	64,437

The annual cash incentive for each NEO is capped at maximum of 135% of the NEO's target bonus opportunity.

PERFORMANCE MEASURES

The STI was based on the following performance measures, which include a financial performance goal, six corporate goals, and an individual performance component:



50% Financial Performance Component	30% Corporate Goals Component (Weighting of Each Sub-Component)	20% Individual Performance Goals
• Net Income	• Safety - Lost time incident rate (5%) • Safety – Recordable incident rate (5%) • Safety – Water quality avoidable non-compliance (5%) • Employee Engagement and Satisfaction (5%) • Customer Experience – Customer complaints per 1000 accounts (5%) • Customer Experience – Average Speed to Answer Customer Calls (5%)	• Goals specific to the individual NEO





The following formula is used for calculating the total STI score, which is used to calculate the total STI payout for each NEO:



Financial Performance Component		Corporate Goals Component		Individual Goals Component		
50% x Net Income Score	+	30% x Corporate Goals Score	+	20% x Individual Performance Score	=	Total Score

Financial Performance Component. The financial performance component of the STI represents 50% of the STI program and is comprised of net income goal for the Company. The Committee established net income as a goal because it is an important measure of the Company's profitability, as it underpins our valuation and reflects management effectiveness in controlling costs. As a regulated utility, the Company's net income supports our ability to finance ongoing capital programs, indicates our credit quality, supports predictable dividends and indicates the quality of regulatory oversight. This metric is closely followed by analysts, investors, and our employees.

The Committee set a minimum, target and maximum net income financial metric which corresponds to a 50%, 100%, and 150% score, respectively. To motivate performance and underscore the importance of achieving the financial performance goal, the Committee set the payout at 0% for achievement below the threshold level of performance for net income. For performance between the threshold level and the target level for net income, the payout increases in a straight-line manner from 0% below threshold performance to 100% of the target opportunity for achieving target performance. For performance between the target level and the maximum level for net income, the payout ranges from 100% of the target opportunity to 150% of the target opportunity, also with the payout for the increasing in a straight-line manner. Achievement above the maximum level for net income is capped at the maximum payout of 150% of target.

The following table presents the threshold, target and maximum for the financial performance metric, the actual result achieved by the Company and the financial performance score achieved for 2025.

Financial Performance Metric	Threshold	Target	Maximum	Actual Result
Net Income	$37.4 million	$40.2 million	$43.0 million	$42.8 million
Payout Percentage (as a % of target payout)	50%	100%	150%	146.8%

For 2025, the Committee established a target net income of $40.2 million, slightly below the Company's actual 2024 net income of $44.4 million. The Committee set this target to exclude the impact of a one time, non recurring benefit from a lawsuit settlement of $4.3 million (net of tax) recognized in 2024 and to reflect that 2024 results also benefited from unprecedented drought conditions that increased water consumption and are not expected to recur at the same level. The Company achieved 2025 net income of $42.8 million which *represents strong performance during the year driven by the execution of our MWC2030 strategy.*

Corporate Goals Component. The corporate goals component of the STI, which comprises 30% of the plan, is aligned with our strategic goals and equally divided among the six categories. These categories are key to the Company's successful performance in safety, environmental leadership, customer experience, and employee engagement. The corporate metrics and reasons for inclusion are described below:

- *Employee Safety - Lost Time Incident Rate (5%) and Reportable Incident Rate (5%)*. The safety of our employees is paramount to management, and our employees are critical to serving our customers. Including safety in our goals aligns with our critical focus on the safety of our employees.

- *Environmental Leadership* – Water Quality Avoidable Noncompliance (5%). The quality of our water product is paramount to the health of the customers that we serve. This metric is central to our mission as a water utility.

- *Employee Engagement and Satisfaction (5%)*. Higher employee engagement scores are a critical indicator of ensuring that our workforce is satisfied with their employment, who will deliver for our customers and shareholders, and reflect the effectiveness of our management.

- *Customer Experience* – Customer Complaints (5%) and Average Speed to Answer Customer Calls (5%). Customer satisfaction is a critical indicator of our overall effectiveness and is a focus of state utility commissioners.

Each of the six corporate metrics was assigned a fixed 5% performance target. While these operational performance targets are not disclosed for reasons of confidentiality and competitive sensitivity, the specific targets adopted for each of the corporate performance metrics was intended to be rigorous and challenging but achievable. The disclosure below details the level of achievement. Moreover, if the established target for an individual corporate performance metric is not met, then no amount is payable with respect to that target. After the end of the year, the Committee evaluated the Company's performance with respect to each of the six Corporate Goals. The Committee determined that the Company met the goals for Environmental Leadership, Employee Engagement and Satisfaction resulting in a target payout of 15% for the three categories, but they did not meet the specific target goals for Average Speed to Answer Customer Call, Lost Time Incident Rate, and Reportable Incident Rate and therefore no amount was payable with respect to those three categories.

INDIVIDUAL PERFORMANCE MEASURES

The Committee recognizes that the above-listed objective measures do not encompass all the objectives of the Company in a year and may not fully reflect the Company's performance depending on non-recurring outside factors such as weather, water supply and other factors beyond the control of the NEO. As a result, the short-term incentive individual measures, which represent 20% of the target opportunity, are based on the Committee's assessment of the performance of each executive officer after the end of the year. This assessment takes into account the assessment of each executive officer by the independent directors after considering the CEO's assessment of the performance of each of the other executive officers during the year.

The individual assessment for each of the NEOs is designed to align with the Company's strategic and operating initiatives. NEOs are eligible to receive anywhere between 0% - 150% of target for this portion of the award. The elements of such values include, but are not limited to:

- Legal and regulatory compliance
- Compliance with the Company's Code of Conduct
- Strong customer focus
- Teamwork and collaboration
- Social responsibility
- Continuous improvement

After the end of the year, the Compensation Committee evaluated each NEO's performance during 2025, including with respect to the above-listed values, and considered the following key achievements:

NEO Name and Position	Key 2025 Achievements
Nadine Leslie, President and Chief Executive Officer	Led the execution of the 2025 priorities across the MWC2030 five pillars Strengthened the company's relationships with various stakeholders to support our sustainable growth
Mohammed G. Zerhouni, Senior Vice President, Chief Financial Officer and Treasurer	Successful settled the Delaware rate case Designed and executed the financing strategy to support our growth through the At-The-Market equity program and lower cost debt financing
Gregory S. Sorensen, Vice President, Chief Operating Officer	Enhanced capital investment identification, monitoring and delivery Developed and implemented the road safety enterprise-wide program
Jay L. Kooper, Vice President, General Counsel and Secretary	Developed regulatory relationships with adjacent jurisdictions to our current operations Enhanced the compliance and monitoring program related to contract operations
Georgia M. Simpson, Vice President, Information Technology and Chief Technology Officer	Successfully implemented the enterprise-wide Oracle Cloud Asset Management system Strengthened the enterprise-wide cybersecurity program

2025 ACHIEVEMENTS FOR SHORT-TERM INCENTIVE

Based on the formula outlined above, the following table presents the total STI score for each NEO for 2025. The financial performance and corporate and individual goal scores are detailed in the following table:

Named Executive Officer	Financial Performance Component			Corporate Goals Component			Individual Goals Component			Total Score
	Weight	Company Score	Weighted Results	Weight	Company Score	Weighted Results	Weight	Individual Score	Weighted Results	
Nadine Leslie	50%	146.8%	73.4%	30%	50.0%	15.0%	20%	125.0%	25.0%	113.4%
Mohammed G. Zerhouni	50%	146.8%	73.4%	30%	50.0%	15.0%	20%	125.0%	25.0%	113.4%
Gregory S. Sorensen	50%	146.8%	73.4%	30%	50.0%	15.0%	20%	115.0%	23.0%	111.4%
Jay L. Kooper	50%	146.8%	73.4%	30%	50.0%	15.0%	20%	110.0%	22.0%	110.4%
Georgia M. Simpson	50%	146.8%	73.4%	30%	50.0%	15.0%	20%	110.0%	22.0%	110.4%

The Committee then applied the total score in the following formula to determine the STI payout earned for each NEO. Base salary is equal to the base salary in effect for 2025.

Base Salary	X	Target Bonus Percentage	X	Total Score	=	Total Payout

The Committee presented its determination of the annual incentive payout amounts to the Board for its review, and the Board approved the payouts. Accordingly, payouts to our NEOs under the STI for 2025 are reflected in the following table.

Named Executive Officer	STI Achieved Payout ($)
Nadine Leslie	427,525
Mohammed G. Zerhouni	199,905
Gregory S. Sorensen	165,098
Jay L. Kooper	63,960
Georgia M. Simpson	52,696

Long-Term Equity Incentives

The Company's shareholder-approved long-term equity incentive plan provides for awards in the form of restricted stock of Company common stock (the "Restricted Stock Plan"). Awards under the Restricted Stock Plan are generally awarded on an annual basis and are based on the achievement of pre-determined one-year goals. The ultimate value of the compensation recognized from restricted stock issued is determined as of the date vesting occurs.

The Restricted Stock Plan is designed to compensate the NEOs for executing specific elements of the Company's business plan. For 2025, the target award amount is comprised of two equally weighted corporate financial goals, diluted earnings per share and capital investment delivery.

In February 2026, the Board approved Restricted Stock Plan awards as recommended by the Committee based on 2025 performance. These Restricted Stock Plan grants have a three-year vesting period from the grant date, and vest ratably in annual installments over the restricted period provided the executive maintains continuous service to the Company during the restricted period. Awards made to NEOs under the Restricted Stock Plan entitle also each recipient of an award to receive regular quarterly dividend payments on awards on the unvested awards.

Delivered performance during the applicable measurement period may exceed, or fall short, of the targets, resulting in the NEO receiving an incentive award that is above or below the targeted level, but not in excess of 175% of the target.

2025 LONG-TERM EQUITY AWARDS

In connection with the market-based analysis of compensation conducted by our independent consultant in the Company's most recent executive compensation study, the Company established a long-term incentive target as a percentage of base salary for each NEO. The respective long-term award target percentages comprising the total award target percentage for each NEO for 2025 were as follows:

Name	Base Salary at December 2025 ($)	Target Restricted Stock Award (%)	Target Restricted Stock Award ($)
Nadine Leslie	754,000	50	377,000
Mohammed G. Zerhouni	587,600	30	176,280
Gregory S. Sorensen	494,000	30	148,200
Jay L. Kooper	386,227	20	77,245
Georgia M. Simpson	318,210	20	63,642

The Committee selected two financial metrics for the 2025 Restricted Stock Awards, diluted earnings per share and capital investment delivery. The Committee selected diluted earnings per share as a metric because it is a key metric used by investors and is indicative of profitability affecting our share price. The Committee selected capital investment delivery as the other measure because, as a utility, delivering the approved capital program on time, on budget, and within the required scope is critical to ensure that projects arjne prudently incurred and can earn a return. If our projects under capital investment delivery are not successful, our reliability may fall short as a result of incidents, and we can face penalties from regulators, as well as suffering reputational damage with customers and policymakers.

The targets for diluted earnings per share and capital investment delivery were established to appropriately incentivize the NEOs and were based on known, anticipated and projected operational and financial opportunities and challenges in 2025. For 2025, the Committee established a diluted EPS target that was below the Company's 2024 diluted EPS of $2.47 to provide a normalized 2025 diluted EPS target. The Committee established this 2025 target as 2024 diluted EPS performance was significantly impacted by non-recurring items, and unusually favorable 2024 drought conditions that increased water consumption that the Company did not expect to recur. The threshold that the Committee established for 2025 diluted EPS was approximately 25% above the $1.76 diluted EPS that the Company achieved in 2023.

The Committee established a capital investment delivery target for 2025 that was more than 25% higher than the actual capital investment delivery of $74.6 million for 2024. This target reflects our capital expenditures, including those necessary for replacement of existing infrastructure, upgrading our information technology systems, the purchase of transportation and other equipment necessary to successfully maintain our business. The Company's capital investments are essential to the Company's maintaining high-quality service, reducing non-revenue water and aligning the Company's asset base with its long-term capital plan, and thus is a key factor considered by the Committee in evaluating management's performance and determining incentive compensation.

The following table presents information regarding each of the performance measures used to determine the earnout percentages for the 2025 Restricted Stock Awards, including the threshold, target and maximum performance levels for each measure, as well as the weighting assigned to each measure. The percentages interpolated between the threshold and maximum performance levels, and there is no payout for a measure if the threshold performance level is not met.

Financial Performance Metric	Threshold Performance (Weighting)	Target Performance (Weighting)	Maximum Performance (Weighting)	Actual Performance (Performance Earned)
Diluted Earnings Per Share	$2.05 (50%)	$2.20 (100%)	$2.35 (175%)	$2.36 175.0%
Capital Investment Delivery	$90.2M (50%)	$93.0M (100%)	$95.8M (175%)	$96.4 175.0%

Based upon our 175% performance for diluted earnings per share and our 175% performance for capital investment delivery, the Committee determined the combined performance for the financial metrics was 175%. The Committee then recommended, and subsequently the non-employee members of the Board approved, the following awards, which represent 175% of the target restricted stock award for each NEO:

Name	Target Restricted Stock Award ($)	Diluted Earnings Per Share Goal Achievement (%)	Capital Investment Delivery Goal Achievement (%)	Total Long- Term Incentive Award ($)
Nadine Leslie	377,000	175.0%	175.0%	659,750
Mohammed G. Zerhouni	176,280	175.0%	175.0%	308,490
Gregory S. Sorensen	148,200	175.0%	175.0%	259,350
Jay L. Kooper	77,245	175.0%	175.0%	135,179
Georgia M. Simpson	63,642	175.0%	175.0%	111,373

The Restricted Stock awards made in 2026 for 2025 service and performance are not reflected in Summary Compensation Table in this proxy statement, but will be reflected in the executive compensation tables of the 2027 proxy statement.

CEO SUPPLEMENTAL RESTRICTED STOCK GRANT

Our employment agreement with our CEO provides for supplemental restricted stock grants with a market value on the applicable grant date of $250,000. The employment agreement provides that these supplemental stock awards are to be made on March 1, 2024, 2025 and 2026, subject to overall satisfactory performance of the CEO, as determined by the Board, and vest in full one day following the appliable grant date.

The Committee evaluated the performance of the CEO and recommended to the Board approval of her supplemental equity grant of $250,000; and the Board approved the award.

Limited Perquisites and Other Employee Benefits

Our NEOs are provided with certain benefits available to all qualifying employees of the Company, as well as selected executive benefits or perquisites not generally available to all employees of the Company.

Broad-based Employee Benefits. The following summarizes the broad-based benefits available to all qualifying employees, in which the NEOs participate:

- Defined contribution or 401(k) plan, with employer matching contributions equivalent to 3.5 % of an employee's salary deferral,
- Health insurance coverage (all employees share in the cost of such coverage),
- Disability insurance coverage, and
- Group term life insurance coverage.

Executive Benefits and Perquisites. The NEOs received the following benefits and perquisites:

- Vehicle allowance or use of a Company-owned vehicle, with the value of any personal use of such vehicle is reported as taxable income to the NEO, and
- Group term life insurance coverage of 3x base salary, which amount is in excess of coverage generally available to all employees, for which premiums are reported as taxable income to the Executive and for which total policy coverage is capped at $1,500,000.

The Committee formally reviews all components of executive compensation on an annual basis.

Severance and Change-In-Control Agreements

SEVERANCE ARRANGEMENTS

We have written employment agreements with our President and CEO, Chief Financial Officer and Chief Operating Officer that include severance provisions which provide for the payment of severance pay and benefits in the event of an executive's termination of employment by us without cause or by the executive with good reason (other than in connection with a change in control of the Company or as a result of death, disability or normal retirement).

In general, with respect to severance benefits, upon a termination without cause or by the executive with good reason, the CEO would be eligible for a lump sum cash payment equal to (1) 50% of her annual target bonus, (2) 50% of the annual target long-term equity incentive under her employment agreement, and (3) an amount equal to the rate for 24 months of COBRA continuation coverage, provided the CEO executed an applicable release of claims. If the employment agreement was not renewed at the expiration of its term on December 31, 2030, then any unvested restricted common stock previously awarded to the CEO would immediately vest.

In general, with respect to severance benefits, upon a termination without cause or by the executive with good reason, the Chief Financial Officer and Chief Operating Officer would each be eligible for a lump sum cash payment equal to (1) twelve months of annual base salary, (2) a pro-rated amount of the annual target short-term incentive, (3) a pro-rated amount of the annual target long-term equity incentive, and (4) an amount equal to the rate for 18 months of COBRA continuation coverage, in each case subject to the NEO's execution of an applicable release of claims.

See "Potential Payments upon a Termination or Change in Control," which further describes the payments to which the participating NEOs may be entitled under the Severance Guidelines.

Except as described above, there are no employment agreements for the other NEOs who are "at will" employees of the Company, but such officers are party to change in control severance agreements with the Company providing for severance payments in conjunction termination by the Company or for good reason by the NEO in connection with a Change in Control.

CHANGE IN CONTROL ARRANGEMENTS

The Committee believes that the long-term interests of shareholders are best served by providing reasonable income protection for NEOs to address potential change in control situations in which they may otherwise be distracted by their potential loss of employment in the event of a successful transaction. The written change in control agreements with each of our continuing NEOs provide certain financial benefits in the event of a change in control. These are "double trigger" arrangements – i.e., severance benefits under these arrangements are only triggered by a qualifying event that also results in the NEO's termination of employment under certain specified circumstances within two years following the event.

See "Potential Payments upon a Termination or Change in Control", below for further information.

Other Compensation Policies and Practices

EXECUTIVE STOCK OWNERSHIP GUIDELINES

We believe that the Company and our shareholders are best served when executive officers manage the business with a long-term perspective. As such, we have implemented executive stock ownership guidelines, as we believe share ownership is an important tool to strengthen the alignment of interests among our executive officers and our shareholders, to reinforce executive officers' commitment to us and to demonstrate our commitment to sound corporate governance. The current NEOs have five years from the date the guidelines were adopted to comply with the ownership guidelines. Any newly hired or promoted executive will have five years from the date of their hire or appointment to comply with the guidelines.

Position	Beneficial Share Ownership Equal to a Multiple of Base Salary
Chief Executive Officer	3x
Chief Financial Officer	1.5x
Other Executive Officers	1x

Equity interests that count toward our stock ownership guidelines include shares owned outright by the executive officer and restricted shares subject to vesting requirements. The Committee monitors executive officers' compliance with the stock ownership requirements. For 2025, the Committee has determined that all executive officers meet or exceed the applicable guidelines, or are on track to meet or exceed the guidelines within the five-year period.

EQUITY GRANT PRACTICES

We do not currently grant stock options or stock appreciation rights as part of our long-term equity compensation plan. For this reason, the Company has not adopted a policy or practice on the timing of awards of options or stock appreciation rights in relation to the disclosure of material nonpublic information.

The Committee typically recommends to the non-employee members of the Board and the Board grants equity-based awards, in the form of restricted stock, to our executive officers on an annual grant cycle and may also make off cycle awards from time to time on an as-needed basis. The Company does not time the disclosure of material non-public information for the purpose of affecting the value of executive compensation, and it is the Committee's practice to generally avoid granting equity awards during periods in which there is undisclosed material non-public information about the Company. Annual equity awards have been approved by the Board of Directors at its first quarter meeting, which has historically been scheduled several months in advance of that meeting.

INSIDER TRADING POLICY

We have adopted an insider trading policy (our "Insider Trading Policy") governing the purchase, sale, and/or other dispositions of the Company's securities by directors, officers and employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. Pursuant to our Insider Trading Policy, it is the Company's policy to comply with applicable laws and regulations relating to insider trading when engaging in transactions in the Company's securities. The Company's Insider Trading Policy is available on our website at www.MiddlesexWater.com under the heading Investors – Governance, and a copy is filed as an exhibit to our Annual Report on Form 10-K for our fiscal year ended December 31, 2025.

PROHIBITION ON HEDGING AND PLEDGING

Our Insider Trading policy prohibits our directors, officers and employees from engaging in any hedging or derivative transactions involving the Company's securities, including forward sale or purchase contracts, equity swaps, collars or exchange funds or transactions in puts, calls or other derivative instruments that relate to or involve Company securities. Our Insider Trading Policy also prohibits these covered persons from (i) pledging our securities to a lender as collateral for a loan, or (ii) holding them in a margin account as collateral for any obligation incurred in connection with a purchase of securities.

RECOVERY OF INCENTIVE-BASED COMPENSATION

We maintain a Dodd-Frank Act-compliant incentive compensation recovery policy applicable to each of our executive officers. Under this policy, if the Company is required to prepare a restatement, the Company will, as promptly as reasonably possible, recover any incentive-based compensation erroneously received by a covered executive during the recovery period. The amount of compensation erroneously received by a covered executive will be equal to the excess of the incentive-based compensation received by such covered executive based on the erroneous data in the financial statements over such compensation based on the restated results, without respect to any tax liabilities incurred or paid by such covered executive. To the extent the recalculated incentive compensation is less than the incentive compensation actually paid or credited to such executive officer for that period, the excess amount must be forfeited or returned to the Company.

RISK MANAGEMENT CONSIDERATIONS

The Committee evaluates the reasonableness of attaining designated incentive goals relative to the importance of such goals to the overall mission and strategies of the Company and the required effort to achieve such goals. The Committee recognizes that some level of calculated risk is required to achieve business objectives that ultimately benefit customers and shareholders. However, the Committee discourages taking risk that, in its judgment, is inappropriate relative to the expectations of our regulators and shareholders.

The Committee believes that none of the Company's compensation programs encourage or create excessive risk-taking, and therefore has determined that that our compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. We believe our compensation program and policies include terms designed to mitigate any potential material risks created by the performance-based metrics used in the executive compensation program.

ACCOUNTING AND TAX CONSIDERATIONS

When appropriate, the Committee takes into consideration the accounting and tax treatment of the compensation and benefit arrangements for our Named Executive Officers. These considerations are in addition to those described above that were material to the pay decisions for the most recent fiscal year.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") with management. Based on this review and discussion, the Compensation Committee has recommended to the Board that the CD&A be included in this Proxy Statement and in the Company's Annual Report on Form 10-K.

This Compensation Committee Report shall not be deemed to be incorporated by reference into any filing made by the Company under the Securities Act of 1933, as amended, notwithstanding any general statement contained in any such filing incorporating this Proxy Statement by reference, except to the extent the Company incorporates such Report by specific reference.

The Compensation Committee

Joshua Bershad, M.D. (Chair)
James F. Cosgrove, Jr.
Kim C. Hanemann
Amy B. Mansue

Summary Compensation Table

The following table details compensation earned or accrued by our NEOs for the three years ended December 31, 2025, 2024 and 2023, respectively.

Name and Principal Position	Year	Salary ($)	[1] Bonus ($)	[2] Stock Awards ($)	[3] Non-Equity Incentive Compensation ($)	[4] All other Compensation ($)	Total ($)
Nadine Leslie[5] Chair, President and Chief Executive Officer	2025	754,000	—	678,000	427,525	46,499	1,906,024
	2024	574,423	390,385	250,000	—	34,768	1,249,576
Mohammed G. Zerhouni[6] Senior Vice President, Chief Financial Officer and Treasurer	2025	587,600	—	200,000	199,905	37,191	1,024,696
	2024	271,634	81,731	105,000	—	209,829	668,194
Gregory S. Sorensen[7] Vice President, Chief Operating Officer	2025	494,000	—	—	165,098	37,416	696,514
	2024	—	—	120,000	—	—	120,000
Jay L. Kooper Vice President, General Counsel and Secretary	2025	386,227		103,000	63,960	33,056	586,243
	2024	368,591	14,284	60,000	—	30,121	472,996
	2023	355,698	—	60,000	—	43,992	459,690
Georgia M. Simpson Vice President, Information Technology and Chief Technology Officer	2025	318,210		72,000	52,696	24,682	467,588
	2024	303,185	11,768	50,256	—	20,720	385,929
	2023	292,197	—	60,000	—	33,367	385,564

[1] In recognition of the outstanding contributions in 2024 to the development of the company's MWC 2030 vision, Mr. Zerhouni, Mr. Kooper, Ms. Simpson and Mr. Fullagar received a discretionary special cash bonus. Mr. Zerhouni cash bonus includes also a sign-on bonus of $60,000 for loss of previous employer equity awards. Ms. Leslie received a cash bonus in accordance with the short term incentive provision in her employment agreement.

[2] Reflects the value of Restricted Stock Plan awards in the applicable year. These awards generally do not vest to the participants until the expiration of three or five years from the date of such award. During such three- or five-year period, the participants have contingent ownership of such shares, including the right to vote the same and to receive dividends thereon. Ms. Leslie stock awards include $250,000 for each year 2024 and 2025 of equity awards received and vested in accordance with her employment agreement. Mr. Zerhouni stock awards include $105,000 equity awards received and vested in 2024 in accordance with his employment agreement.

[3] Represents earned annual cash incentive compensation in respect to 2025. See *Short-Term Incentive* section under the *Compensation and Discussion Analysis* for more details.

[4] The detail "All Other Compensation" recognized for the benefit of the NEOs is set forth in Schedule A as supplemental information to the Summary Compensation Table.

[5] Ms. Leslie was hired on March 1, 2024.

[6] Mr. Zerhouni was hired on June 24, 2024.

[7] Mr. Sorensen was hired on December 16, 2024.

Schedule A - Summary - All Other Compensation

The following table details all other compensation earned or accrued for the three years ended December 31, 2025, 2024 and 2023, respectively.

Name and Principal Position	Year	Dividends on Restricted Stock ($)	Personal Automobile Use or Vehicle Allowance ($)	[8] Group Term Life Insurance Premiums ($)	[8] [9] 401(K) - Employer Match ($)	[10] Relocation Assistance ($)	Spouse Travel ($)	Total - All Other Compensation ($)
Nadine Leslie	2025	6,957	13,500	11,927	14,115			46,499
Chair, President and Chief Executive Officer	2024	2,258	10,500	8,774	13,236	—	—	34,768
Mohammed G. Zerhouni	2025	3,251	13,500	2,358	18,082		—	37,191
Senior Vice President, Chief Financial Officer and Treasurer	2024	902	6,250	773	6,845	195,059	—	209,829
Gregory S. Sorensen	2025	—	—	3,656	16,412	17,348	—	37,416
Vice President, Chief Operating Officer								
Jay L. Kooper	2025	6,434	9,580	3,145	13,897			33,056
Vice President, General Counsel and Secretary	2024	5,107	9,226	2,909	12,879	—	—	30,121
	2023	3,915	9,226	2,802	28,049	—	—	43,992
Georgia M. Simpson	2025	5,629	6,313	1,290	11,450			24,682
Vice President, Information Technology and Chief Technology Officer	2024	4,713	6,080	1,242	7,728	—	957	20,720
	2023	3,030	6,080	1,242	23,015	—	—	33,367

[8] The benefits available to the NEOs under these programs are also available to all other employees of the Company.

[9] In addition to employer matching contributions under the Company's 401k Plan, included in this column are contributions from the Company's Discretionary Profit Sharing (DPS) Plan administered through the Company's 401k Plan.

[10] Mr. Zerhouni and Mr. Sorensen received reimbursement for customary executive relocation costs to relocate to the Middlesex County area, including the impact of tax of approximately $95,000.

Grants of Plan-Based Awards*

The following table details information relative to grants of plan-based awards to the NEOs under our Restricted Stock Plan during the year ended December 31, 2025.

Name	Grant Date	Stock Awards: Number of Shares or Units (#)
Nadine Leslie	3/1/2025	4,987
	4/1/2025	6,677
Mohammed G. Zerhouni	4/1/2025	3,120
Gregory S. Sorensen	4/1/2025	—
Jay L. Kooper	4/1/2025	1,607
Georgia M. Simpson	4/1/2025	1,123

Stock Vested During 2025*

The following table details information regarding the vesting of stock awards as of December 31, 2025.

Name	Stock Awards	
	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Nadine Leslie	4,987	289,396
Mohammed G. Zerhouni	—	—
Gregory S. Sorensen	—	—
Jay L. Kooper	832	53,331
Georgia M. Simpson	702	44,998

*   The Company does not employ the use of stock options.

Outstanding Equity Awards

The following table represents outstanding unvested restricted stock awards as of December 31, 2025.

Name	Shares of stock that have not vested (#)	Market value of shares of stock that have not vested ($)
Nadine Leslie	6,677	340,126
Mohammed G. Zerhouni	3,120	158,933
Gregory S. Sorensen	—	—
Jay L. Kooper	4,853	247,212
Georgia M. Simpson	4,183	213,082

CEO to Median Employee Pay Ratio

We are providing the following information regarding the relationship of the annual total compensation of our CEO compared to the annual total compensation of our median employee.

For fiscal 2025, our last completed fiscal year:

• We determined the annual CEO compensation amount to be $1,906,024;

• the annual total compensation of our median employee was $80,119; and

• the resulting ratio is 23.78:1.

Our pay ratio estimate has been calculated in a manner consistent with Item 402(u) of Regulation S-K using data and assumptions summarized below.

In 2025, to identify our median employee, we first determined our employee population (excluding our CEO) as of the last day of our fiscal year December 31, 2025 (the Determination Date). We had approximately 395 employees, representing all full-time, part-time, seasonal and temporary workers as of the Determination Date. The number does not include any independent contractors or "leased" workers, as permitted by applicable SEC rules.

We then measured our employee population's total direct compensation in fiscal 2025 for our consistently applied compensation measure based on information from our payroll management systems. This compensation measurement was calculated by totaling, for each employee, their annual W-2 wages, salary, bonuses and perquisites as of the Determination Date and target restricted stock awards granted in fiscal 2025. Once we identified our median employee, we then determined the annual total compensation of this employee. We believe the above is a reasonable estimate of the relationship between the pay of our CEO and the pay of our median employee.

Potential Payments Upon Change in Control

The Company has Change in Control Agreements with the NEOs. These agreements generally provide that if the Executive is terminated by the Company, other than for death, disability, retirement, for Cause (as defined in the agreement), or if the Executive resigns for Good Reason (as defined in the agreement) within two years after a Change In Control of the Company, also as defined in the agreement, the Executive, other than the Chief Executive Officer, is entitled to receive, (a) a lump sum severance payment equal to two times the Executive's average annual compensation, as defined in the agreement, for the five years prior to the termination; and (b) continued coverage for two years under any health or welfare plan in which the Executive and the Executive's dependents were participating. The Chief Executive Officer is entitled to receive (a) a lump sum severance payment equal to three times the Executive's annual compensation at the time of termination, as defined in the agreement; and (b) continued coverage for three years under any health or welfare plan in which the Executive and the Executive's dependents were participating. The Company has no non-Change in Control severance arrangements other than the employment agreements with certain Executives disclosed in the 2025 Compensation & Discussion Analysis section. The benefits under any health or welfare benefit plan could end earlier (i) if the Executive becomes covered by a new employer's health and welfare benefit plan, or (ii) the date the Executive becomes eligible for Medicare. Also, coverage for the Executive's dependents could end earlier than any of these dates if required by the health or welfare benefit plan due to age eligibility.

In addition to the benefits to be paid to the Executive as noted above, if there is a separation from service under the terms of the Change in Control agreement on or before the second anniversary of the Change in Control, the Company shall pay the Executive any deferred compensation, including, but not limited to, deferred bonuses allocated or credited to the Executive as of the date of termination. Also, any outstanding restricted stock grants awarded to the Executive under the Company's stock plans, which are not vested on termination, shall immediately vest.

The following table indicates the potential value the NEOs would receive in connection with termination by the Company within two years after a Change in Control of the Company. All scenarios use December 31, 2025, the last business day of the Company's most recent fiscal year, as the date for the triggering event set forth in the schedule.

Name	Compensation Paid During Calendar Year 2025 (using definition of "Compensation" under the Agreement) ($)	Termination Before Second Anniversary [1] ($)
Nadine Leslie	1,843,577	8,104,939
Mohammed G. Zerhouni	825,846	3,538,764
Gregory S. Sorensen	626,154	3,071,051
Jay L. Kooper	514,966	2,103,085
Georgia M. Simpson	410,922	1,740,308

[1]   Compensation and other benefits paid following termination on or before the second anniversary of the Change in Control.

Pay for Performance Comparison

As discussed in the CD&A above, our Compensation Committee has implemented an Executive compensation program designed to link a substantial portion of our NEO's realized compensation to the achievement of our strategic financial, operational and strategic objectives, and to align our Executive pay with changes in the value of our shareholders' investments. The following table sets forth additional compensation information for our NEOs, calculated in accordance with SEC regulations, for fiscal years 2025, 2024, 2023, 2022, and 2021.

| Year (a) | Summary Compensation Table Total for CEO (b) | Compensation Actually Paid to CEO (c) | Average Summary Compensation Table Total for non-CEO NEOs (d) | Average Compensation Actually Paid to non-CEO NEOs (e) | Value of Initial Fixed $100 Investment Based On: | | Net Income (In Millions) (h) | Diluted Earnings Per Share (i) |
					Total Shareholder Return (f)	Peer Group Total Shareholder Return (g)		
2025	$ 1,906,024	$1,568,150	$ 693,760	$ 676,245	$ 76.09	$ 87.73	$ 42.80	$ 2.32
2024	$ 1,828,153	$1,578,153	$ 616,182	$ 411,477	$ 89.61	$ 91.21	$ 44.40	$ 2.47
2023	$ 1,758,814	$1,414,050	$ 673,736	$ 467,470	$ 109.30	$ 103.30	$ 31.50	$ 1.76
2022	$ 1,154,726	$ 38,876	$ 452,477	$ 284,597	$ 128.86	$ 120.09	$ 42.40	$ 2.39
2021	$ 1,290,444	$3,173,051	$ 490,567	$ 782,328	$ 194.55	$ 132.98	$ 36.50	$ 2.07

Column (b) Reflects compensation amounts reported in the "Summary Compensation Table" for Mr. Dennis Doll, for the fiscal years 2023, 2022 and, 2021; and for Ms. Leslie annualized compensation amount for 2024.

Column (c) "Compensation actually paid" to Mr. Doll in each of 2023, 2022, and 2021, and for Ms. Leslie in 2024 and 2025, reflects the respective amounts set forth in column (b) of the compensation table above, adjusted as set forth in the compensation calculation table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (b) of the table above do not reflect the actual amount of compensation earned by or paid to our CEO during the applicable year. For information regarding the decisions made by our Compensation Committee in regards to the CEO's compensation for each fiscal year, please see the CD&A sections of the Proxy Statements reporting pay for the fiscal years covered in the table above.

Column (d) Reflects compensation information for our NEOs other than the CEO as described in the CD&A of this Proxy Statement. 2025: Mohammed G. Zerhouni, Gregory S. Sorensen, Jay L. Kooper, Georgia M. Simpson. 2024: Mohammed G. Zerhouni, A. Bruce O'Connor, Jay L. Kooper, Georgia M. Simpson, Robert K. Fullagar. 2023 A. Bruce O'Connor, Jay L. Kooper, Georgia M. Simpson, Robert K. Fullagar. 2022: A. Bruce O'Connor, Jay L. Kooper, Georgia M. Simpson, Robert K. Fullagar. 2021: A. Bruce O'Connor, Bernadette M. Sohler, Jay L. Kooper, Lorrie B. Ginegaw.

Column (e) Average "compensation actually paid" for our non-CEO NEOs in each of 2025, 2024, 2023, 2022, and 2021 reflects the respective amounts set forth in column (d) of the table above, adjusted as set forth in the compensation calculation table below, as determined in accordance with SEC rules. The dollar amounts reflected in column (d) of the table above do not reflect the actual amount of compensation earned by or paid to our non-CEO NEOs during the applicable year. For information regarding the decisions made by our Compensation Committee in regards to the non-CEO NEOs compensation for each fiscal year, please see the CD&A sections of the Proxy Statements reporting pay for the fiscal years covered in the table above.

Column (f) For the relevant fiscal year, represents the cumulative total shareholder return (TSR) of Middlesex for the measurement periods ended on December 31 of each of 2025, 2024, 2023, 2022, and 2021, respectively.

Column (g) For the relevant fiscal year, represents the cumulative TSR of the Peer Group for the measurement periods ended on December 31 of each of 2025, 2024, 2023, 2022, and 2021, respectively. Peer Group companies currently include American States Water Company, Artesian Resources Corp., California Water Service Group, Global Water Resources Inc., H2O America, and York Water Company.

Column (h) Source: Company's Annual Report on Form 10-K for each respective year.

Column (i) Source: Company's Annual Report on Form 10-K for each respective year.

CALCULATION OF COMPENSATION ACTUALLY PAID TO CEO

Year	Summary Compensation Table Total for CEO	Summary Compensation Table Equity Awards for CEO	Equity Awards Adjustment for CEO	Summary Compensation Table Change in Pension Value for CEO	Pension Service Cost Adjustment for CEO	Total Compensation Actually Paid to CEO
2025	$ 1,906,024	$ (678,000)	$ 340,126	$ —	$ —	$ 1,568,150
2024	$ 1,828,153	(250,000)	$ —	$ —	$ —	$ 1,578,153
2023	$ 1,758,814	$ —	$ 21,252	$ (630,526)	$ 264,510	$ 1,414,050
2022	$ 1,154,726	$ (400,000)	$ (1,008,164)	$ —	$ 292,314	$ 38,876
2021	$ 1,290,444	$ (400,000)	$ 2,176,122	$ (174,119)	$ 280,604	$ 3,173,051

Fair Value of Equity Awards for CEO	2025	2024	2023	2022	2021
Year End Fair Value of Current Year Equity Award	$ 340,126	$ —	$ 338,140	$ 299,182	$ 608,959
Year End Change in Fair Value of Prior Year Equity Awards	$ —	$ —	$ (307,889)	$(1,184,082)	$1,507,984
Change in Fair Value of Prior Year Equity Awards Vesting in Current Year	$ —	$ —	$ (8,999)	$ (123,264)	$ 59,179
Total Equity Awards Adjustments for CEO	**$ 340,126**	**$ —**	**$ 21,252**	**$(1,008,164)**	**$2,176,122**

CALCULATION OF COMPENSATION ACTUALLY PAID TO NON-CEO NEOs

Year	Average Summary Compensation Table Total for non-CEO NEOs	Average Summary Compensation Table Equity Awards for non-CEO NEOs	Average Equity Awards Adjustment for non-CEO NEOs	Average Summary Compensation Table Change in Pension Value for non-CEO NEOs	Average Pension Service Cost Adjustment for non-CEO NEOs	Average Total Compensation Actually Paid to non-CEO NEOs
2025	$ 693,760	$ (93,750)	$ 76,235	$ —	$ —	$ 676,245
2024	$ 616,182	$ (114,000)	$ (21,535)	$ (80,489)	$ 11,320	$ 411,477
2023	$ 673,736	$ (45,064)	$ 22,748	$ (196,877)	$ 12,926	$ 467,470
2022	$ 452,477	$ (92,500)	$ (120,479)	$ —	$ 45,098	$ 284,597
2021	$ 490,567	$ (88,750)	$ 390,457	$ (78,407)	$ 68,461	$ 782,328

Fair Value of Equity Awards for non-CEO NEOs	2025	2024	2023	2022	2021
Year End Fair Value of Current Year Equity Award	$ 74,500	$ 36,136	$ 78,203	$ 67,342	$ 135,097
Year End Change in Fair Value of Prior Year Equity Awards	$ (2,664)	$(23,073)	$ (54,533)	$(175,221)	$ 246,026
Change in Fair Value of Prior Year Equity Awards Vesting in Current Year	$ 4,399	$(34,598)	$ (922)	$ (12,600)	$ 9,334
Total Equity Awards Adjustments non-CEO NEOs	**$ 76,235**	**$ (21,535)**	**$ 22,748**	**$ (120,479)**	**$ 390,457**

Pay for Performance Alignment

Pay Versus Performance Tabular List

The following performance measures represent the most important financial and non-financial performance measures used by us to link compensation actually paid to our NEOs to performance for the fiscal year ended December 31, 2025:

- Diluted earnings per share;

- Net income;

- Capital investment delivery;

- Employee engagement and satisfaction;

- Customer experience; and

- Safety metrics

Relationship between Pay and Performance

Below are graphs showing the relationship of Compensation Actually Paid (CAP) to our CEO and other NEOs in 2021, 2022, 2023, 2024, and 2025.

(1) TSR of both Middlesex and the Peer Group, (2) Middlesex's net income and (3) Middlesex's diluted earnings per share.

CAP, as required under SEC rules, reflects adjusted values to unvested and vested equity awards during the years shown in the table based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers but does not reflect actual amounts paid out for those awards. CAP generally fluctuates due to stock price achievement and varying levels of projected and actual achievement of performance goals. For a discussion of how our Compensation Committee assessed Middlesex's performance and our NEOs' pay each year, see the CD&A in the Proxy Statement for each respective year in the comparison.



CAP VS. NET INCOME AND DILUTED EARNINGS PER SHARE



Non-Binding Proposal to Approve the Compensation of our Named Executive Officers

Section 14A of the Exchange Act, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the "Dodd-Frank Act," enables our shareholders to vote to approve, on an advisory (non-binding) basis, the compensation of our NEOs as disclosed in this Proxy Statement in accordance with the SEC's rules. As previously disclosed, the Board has determined that it will hold an advisory vote on the compensation of our NEOs on an annual basis. The Compensation of our NEOs is described in the CD&A, the compensation tables and the accompanying narrative in the CD&A of this Proxy Statement.

The Compensation Committee of the Board is responsible for making recommendations to the full Board with respect to the compensation of the NEOs, including the CEO. As part of these duties, the Compensation Committee administers the Company's equity-based incentive compensation plan and conducts an annual performance review of the CEO and, in consultation with the CEO, reviews the performance of the other NEOs. The Board has ultimate authority to determine the compensation of all NEOs, including the CEO.

The overall objectives of the Company's compensation program are to retain, motivate, and reward employees and officers (including the NEOs) for short- and long-term performance, and to provide competitive compensation to attract appropriate talent to the Company. The methods used to achieve these goals for NEOs are influenced by the compensation and employment practices of our peers and competitors within the utilities industry, and elsewhere in the marketplace, for Executive talent. Other considerations include each NEO's individual performance in achieving both financial and non-financial corporate goals.

Based on its review of the total compensation of our NEOs for fiscal year 2025, the Compensation Committee believes that the total compensation for each of the NEOs is reasonable and effectively achieves the objective of aligning compensation with performance measures directly related to our financial goals and creation of shareholder value without encouraging NEOs to take unnecessary or excessive risks.

The CD&A section of this Proxy Statement and the accompanying tables and narrative provide a comprehensive review of NEO compensation objectives, program and rationale. We urge you to read this disclosure before voting on this proposal, the approval of which is included as Proposal 2 in this Proxy Statement. This advisory vote, which is required under Section 14A of the Exchange Act (as amended by the Dodd-Frank Act), is typically referred to as a "say-on-pay" vote. The frequency of the "say-on-pay" vote is one year as last voted on by the shareholders in 2023. The next frequency of the "say-on-pay" vote is next scheduled for 2029.

For the reasons stated above, the Board is requesting your non-binding approval of the compensation of NEOs, as disclosed in the CD&A, the compensation tables and the accompanying narrative in the CD&A of this Proxy Statement.

Your vote on this proposal will be non-binding and will not be construed as overruling a decision by the Board. Your vote will not create or imply any change to fiduciary duties or create or imply any additional fiduciary duties for the Board. However, the Board values the opinions that our shareholders express in their votes and will take the outcome of the vote into account when making future Executive compensation decisions.

 The board recommends shareholders vote **FOR** Proposal 2, the non-binding advisory proposal approving the compensation of our named executive officers.

Report of the Audit Committee

The Company's Audit Committee is comprised of independent directors, all of whom meet the qualifications required by the Nasdaq Stock Exchange and Securities U.S. Securities and Exchange Committee. The Audit Committee operates under a written charter adopted by the Board of Directors that is available on the Company's website, MiddlesexWater.com

Management is responsible for the Company's internal controls, financial reporting processes and compliance with legal and regulatory requirements. PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm for 2025, was responsible for performing an independent audit of the Company's consolidated financial statements and for issuing a report of their opinions on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee has reviewed and discussed with management and PricewaterhouseCoopers LLP the Company's audited consolidated financial statements, and internal control over financial reporting, for the year ended December 31, 2025. The Audit Committee also received a report from PricewaterhouseCoopers LLP regarding matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP, required by the PCAOB, regarding their communications with the Audit Committee concerning independence, and has discussed with PricewaterhouseCoopers LLP their independence.

Based on the above, the Audit Committee recommended to the Board Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2025.

The members of the Audit Committee issuing this report were:

Steven M. Klein, Chair
Joshua Bershad
Robert Hoglund
Ann L. Noble

PROPOSAL 3

Ratification of Appointment by the Audit Committee of the Independent Registered Public Accounting Firm

The shares represented by the proxies will be voted for ratification of the appointment by the Audit Committee of PricewaterhouseCoopers LLP as our independent registered public accounting firm, to issue a report to the Board and shareholders on our financial statements for the year ending December 31, 2026.

Although submission of the appointment of an independent registered public accounting firm to shareholders for ratification is not required by law or regulation, the Board is submitting the selection of an independent registered public accounting firm for shareholder ratification. The Audit Committee is solely responsible for the appointment, compensation and oversight of the work of our independent registered public accounting firm. Representatives of PricewaterhouseCoopers LLP are expected to participate in the Annual Meeting and will be afforded an opportunity to make a statement, if they so desire, and to respond to appropriate questions.

The affirmative vote of a majority of the votes cast by shareholders in person or represented by proxy, at the Annual Meeting is required for the approval of this Proposal. The Board has not determined what action it would take if the shareholders do not approve the selection of PricewaterhouseCoopers LLP, but may reconsider the selection if the shareholders' action so warrants. Even if the selection is ratified, the Audit Committee, exercising its own discretion, may select different auditors at any time during the year if it determines that such a change would be in the Company's best interests and in the best interests of shareholders.

Independent Registered Public Accounting Firm Fees

PricewaterhouseCoopers LLP was previously approved and appointed by the Audit Committee as the Company's independent registered public accounting firm for the year ended December 31, 2025. Baker Tilly US, LLP was previously approved and appointed by the Audit Committee as the Company's independent registered public accounting firm for the year ended December 31, 2024.

The following table presents fees for professional services rendered by PricewaterhouseCoopers LLP for 2025 and 2024:

	2025 ($)	2024 ($)
Audit Fees[a]	$ 854,273	$ —
Audit-Related Fees	—	—
Total Audit and Audit-Related Fees	854,273	—
Tax Fees	—	—
All Other Fees[b]	2,000	—
Total Fees	$ 856,273	$ —

[a] Audit fees were incurred for the audit of the financial statements and internal control over financial reporting of the Company, audit of the financial statements of a subsidiary of the Company, reviews of the financial statements included in the Company's quarterly reports on Form 10-Q and comfort letter procedures.

[b] License for accounting and reporting checklist software.

The following table presents fees for professional services rendered by our former independent registered public accounting firm, Baker Tilly US, LLP for 2025 and 2024:

	2025 ($)	2024 ($)
Audit Fees[a]	$ —	$ 715,732
Audit-Related Fees[b]	147,000	—
Total Audit and Audit-Related Fees	147,000	715,732
Tax Fees[c]	—	68,250
All Other Fees	—	—
Total Fees	$ 147,000	$ 783,982

[a] Audit fees were incurred for the audit of the financial statements and internal control over financial reporting of the Company, audit of the financial statements of a subsidiary of the Company, issuance of consents, reviews of the financial statements included in the Company's quarterly reports on Form 10-Q.

[b] Audit related fees incurred in connection with the issuance of consent in the filing of the Company's Form 10-K for 2025 and other procedures related to a Form S-3 registration statement.

[c] Tax fees were incurred for the preparation of the Company's tax returns.

The Audit Committee has established an approval policy for all recurring audit services and all other permitted services to be performed by the Company's independent registered public accounting firm. Recurring audit services include annual audits of the Company's financial statements and internal control over financial reporting, and reviews of the Company's Quarterly Reports on Form 10-Q. Recurring audit services require the pre-approval of the Audit Committee. All other permitted services with fees less than $50,000, individually and in the aggregate, are subject to the pre-approval of the Audit Committee Chair, with subsequent ratification by the Audit Committee.

Change in Independent Registered Public Accounting Firm

In October 2024, the Audit Committee began a competitive selection process to determine the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. The Audit Committee invited several public accounting firms to participate in this process. As a result of that process, on February 28, 2025, the Committee dismissed Baker Tilly US, LLP ("Baker Tilly") as the Company's independent registered public accounting firm effective March 3, 2025.

The audit reports of Baker Tilly on the Company's consolidated financial statements as of and for the years ended December 31, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle. The audit report of Baker Tilly on the effectiveness of internal control over financial reporting as of December 31, 2023 indicated the Company did not maintain effective internal control over financial reporting as of December 31, 2023, because of the effect of the material weaknesses, described below.

During the years ended December 31, 2024 and 2023, and the subsequent interim period from January 1, 2025 through March 3, 2025, there were no disagreements as described under Item 304(a)(1)(iv) of Regulation S-K with Baker Tilly on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the subject matter thereof in connection with its reports on the financial statements of the Company for such years.

In addition, during the years ended December 31, 2024 and 2023, there were no reportable events as described under Item 304(a)(1)(v) of Regulation S-K, other than the material weaknesses in the Company's internal control over financial reporting, as reported in Item 9A of Part II of the Company's Annual Report on Form 10-K as of and for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission ("SEC") on February 29, 2024, related to (i) ineffective information technology general controls in the areas of user access and change management over certain information technology systems that supports the Company's financial reporting; and (ii) ineffective controls related to income tax accounting for a non-routine transaction. The Company remediated the material weaknesses in the third quarter of 2024.

The Company has provided Baker Tilly with a copy of the foregoing disclosures and requested that Baker Tilly furnish it with a letter addressed to the SEC stating whether or not it agrees with the statements made herein. A copy of Baker Tilly's letter, dated March 3, 2025, is filed as Exhibit 99.1 to a Current Report on Form 8-K previously filed with the SEC on March 4, 2025.

As a result of the competitive process noted above, on February 28, 2025, the Audit Committee approved the appointment of PricewaterhouseCoopers LLP ("PwC") to serve as the Company's independent registered public accounting firm for the year ending December 31, 2025, subject to PwC's completion of its standard client acceptance procedures.

During the two years ended December 31, 2024 and 2023 and the subsequent interim period from January 1, 2025 through March 3, 2025, neither the Company nor anyone acting on its behalf has consulted with PwC with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to us by PwC that was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; (ii) any matter that was the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K of Securities and Exchange Act of 1934, as amended, and the related instructions thereof; or (iii) a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

 The board recommends shareholders vote **FOR** Proposal 3, Ratification of Appointment by the Audit Committee of the Independent Registered Public Accounting Firm.

Security Ownership and Other Matters

Security Ownership of Directors, Management and Certain Beneficial Owners

The following table sets forth as of March 24, 2026, the number of shares of Middlesex common stock beneficially owned by the elected Directors, Executive Officers named in the table appearing under Executive Compensation, and all elected Directors and Executive Officers as a group. All individual elected Directors and Executive Officers owned less than 1.92% of the shares outstanding on March 24, 2026.

Name	Total Shares Beneficially Owned[1]
Directors	
Joshua Bershad, M.D.[2]	255,391
James F. Cosgrove, Jr.	10,901
Kim C. Hanemann	4,753
Robert Hoglund	2,000
Steven M. Klein	10,027
Amy B. Mansue	11,201
Vaughn L. McKoy	2,693
Ann L. Noble	4,131
Walter G. Reinhard	6,051
Named Executive Officers	
Nadine Leslie	13,806
Mohammed G. Zerhouni	4,476
Gregory S. Sorensen	1,314
Jay L. Kooper	5,381
Georgia M. Simpson	5,114
All elected Directors and Executive Officers as a group including those named above. (17 people)	354,575*

[1] Beneficial owner has the sole power to vote such shares. Each beneficial owner individually owns less than 1% of shares outstanding as of March 24, 2026 with the exception of Dr. Bershard as detailed in note (2) below.

[2] Dr. Bershad owns 1.37% of the shares outstanding on March 24, 2026.

* Represents 1.91% of the shares outstanding on March 24, 2026 Percentage of each individual is based on shares outstanding as of March 24, 2026.

Section 16(A) Beneficial Ownership Reporting Compliance

Under Section 16 of the Securities Exchange Act of 1934, Officers and Directors, and certain beneficial owners of the Company's equity securities are required to file reports of ownership and changes in ownership with the SEC on specified due dates. Based solely on a review of the copies of these reports furnished to us, we believe that all filing requirements applicable to such Officers and Directors (we are not aware of any five percent holder) were met during 2025 other than as follows. During June 2025, as a result of the passing of a third party, Dr. Bershad and his spouse became co-trustees of a trust that holds shares of the Company's common stock. Although Dr. Bershad disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, he was required under Section 16 to report such shares as having been acquired by him during June 2025. Dr. Bershad filed a Form 4 reporting the acquisition of such shares by virtue of his and his spouse becoming co-trustees of a trust in the first quarter of 2026.

Other Security Holders

The following table sets forth as of March 24, 2026, certain information with respect to the beneficial ownership of shares of Common Stock by each person or group we know to beneficially own more than five percent of the outstanding shares of such stock.[1]

Name and Address of Beneficial Owners	Number of Shares	Percent of Class
BlackRock Inc. 50 Hudson Yards New York, NY 10001	3,222,193[2]	18.0%
T. Rowe Price Investment Management, Inc. 101 E. Pratt Street Baltimore, MD 21201	1,636,213[3]	9.10%
Neuberger Berman Group LLC 1290 Avenue of the Americas New York, NY 10104	1,011,454[4]	5.60%

[1] Based on a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group previously reported beneficial ownership of approximately 1,427,157 shares of the Common Stock. On March 27, 2026, The Vanguard Group filed an amended Schedule 13G/A reporting it did not beneficially own any shares of Common Stock. According to the filing, on January 12, 2026, The Vanguard Group underwent an internal realignment pursuant to which, certain of its subsidiaries and business divisions will report beneficial ownership of Company securities separately on a disaggregated basis. As a result, The Vanguard Group is no longer deemed to beneficially own shares held by such subsidiaries and business divisions. As of the Record Date of this proxy statement, no Vanguard subsidiary or business division filed a Schedule 13G or 13D with the SEC reporting beneficial ownership of 5% or more of the Common Stock.

[2] This information is based on a Schedule 13G Combined filed with the SEC on April 17, 2025.

[3] This information is based on a Schedule 13G Combined filed with the SEC on November 14, 2025.

[4] This information is based on a Schedule 13G Combined file with the SEC on October 14, 2025.

Other Matters

The Board does not intend to bring any other matters before the Annual Meeting and has no reason to believe any will be presented for consideration at the Annual Meeting. If, however, other matters properly do come before the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote in their discretion on such matters.

Electronic Access to Proxy Materials and Annual Reports

Our Proxy Statement and Annual Report are available at www.proxyvote.com. Paper copies of these documents may be requested by contacting our Corporate Secretary in writing at the Office of the Corporate Secretary, Middlesex Water Company, 485C Route 1 South, Suite 400, Iselin, New Jersey 08830. The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and files an Annual Report on Form 10-K with the Securities and Exchange Commission. Additional copies of the 2025 Annual Report on Form 10-K filed by the Company, including the financial statement and schedules, but without exhibits, can be mailed without charge to any shareholders. The exhibits are obtainable from the company upon payment of the reasonable cost of copying such exhibits.

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Middlesex Water Company
485C Route 1 South
Suite 400 Iselin,
New Jersey 08830

www.middlesexwater.com